uci medical affiliates

Annual Report
For Fiscal Year Ended September 30, 2007

Your Neighborhood Medical Center
Doctors Care

Progressive Physical Therapy

Carolina Orthopaedic & Sports Medicine

Luberoff Pediatrics

Doctors Wellness Center

We are dedicated medical professionals serving our patients and each other.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

Commission File Number: 0-13265

UCI MEDICAL AFFILIATES, INC.
(Name of Registrant as Specified in its Charter)

Delaware	**59-2225346**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

4416 Forest Drive, Columbia, South Carolina 29206
(Address of Principal Executive Offices, Including Zip Code)
(803) 782-4278
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:	None
Securities registered pursuant to Section 12(g) of the Act:	Common Stock, $.05 par value

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No _X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days. Yes _X No __

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act
Large Accelerated Filer _____ Accelerated Filer _____ Non-Accelerated Filer _X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No _X

The aggregate market value of the common equity held by non-affiliates of the registrant on March 30, 2007 was approximately $10,062,738 based on the number of shares held by non-affiliates of the registrant and the reported last sale price of common stock on March 30, 2007 ($3.43), which was the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons are affiliates for any other purposes. The registrant has no non-voting common stock outstanding.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes _X No __

The number of shares outstanding of the registrant's common stock, $.05 par value, was 9,914,122 at September 30, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the Annual Meeting of Stockholders, which is expected to be filed within 120 days after the registrant's fiscal year ended September 30, 2007, are incorporated by reference into Part III hereof.

UCI MEDICAL AFFILIATES, INC.

INDEX TO FORM 10-K

PART I		PAGE
Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	14
Item 2.	Properties	14
Item 3.	Legal Proceedings	15
Item 4.	Submission of Matters to a Vote of Security Holders	15
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	22
Item 8.	Financial Statements and Supplementary Data	22
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	22
Item 9A.	Controls and Procedures	22
Item 9B.	Other Information	24
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	24
Item 11.	Executive Compensation	24
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	24
Item 13.	Certain Relationships and Related Transactions, and Director Independence	24
Item 14.	Principal Accounting Fees and Services	24
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	25
Signatures		26

Advisory Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report on Form 10-K that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this Form 10-K that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we have no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payors and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of prospective healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in this report and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

PART I

ITEM 1. BUSINESS

General

UCI Medical Affiliates, Inc. ("UCI") is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), UCI provides nonmedical management and administrative services for a network of 58 freestanding medical centers, 57 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (36 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 18 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina). We refer to these 58 medical centers as the "centers" throughout this report.

Organizational Structure

Federal law and the laws of many states, including South Carolina and Tennessee, generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties. Under such laws, UCI and UCI-SC are prohibited from practicing medicine or exercising control over the provision of medical services. In order to comply with such laws, all medical services at the centers are provided by or under the supervision of Doctors Care, P.A., Progressive Physical Therapy, P.A. ("PPT"), Carolina Orthopedic & Sports Medicine, P.A. ("COSM") or Doctors Care of Tennessee, P.C. (the four together as the "P.A."), each of which has contracted with UCI-SC to be the sole provider of all non-medical direction and supervision of the centers operating in its respective state of organization. We refer to the P.A., UCI, and UCI-SC (the three together as the "Company") throughout this report as "we", "us", and "our." The P.A. is organized so that all physician services are offered by the physicians who are employed by the P.A. Neither UCI nor UCI-SC employ practicing physicians as practitioners, exert control over their decisions regarding medical care, or represent to the public that it offers medical services.

UCI-SC has entered into an Administrative Services Agreement with each P.A. pursuant to which UCI-SC performs all non-medical management of the P.A. and has exclusive authority over all aspects of the business of the P.A. (other than those directly related to the provision of patient medical services or as otherwise prohibited by state law). The non-medical management provided by UCI-SC includes, among other functions, treasury and capital planning, financial reporting and accounting, pricing decisions, patient acceptance policies, setting office hours, contracting with third party payors, and all administrative services. UCI-SC provides all of the resources (systems, procedures, and staffing) to bill third party payors or patients and provides all of the resources for cash collection and management of accounts receivables, including custody of the lockbox where cash receipts are deposited. From the cash receipts, UCI-SC pays all physician salaries and operating costs of the centers and of UCI-SC. Compensation guidelines for the licensed medical professionals at the P.A. are set by UCI-SC, and UCI-SC establishes guidelines for selecting, hiring, and terminating the licensed medical professionals. UCI-SC also negotiates and executes substantially all of the provider contracts with third party payors. UCI-SC does not loan or otherwise advance funds to the P.A. for any purpose.

The P.A. and UCI-SC share a common management team. In each case, the same individuals serve in the same executive offices of each entity.

UCI-SC believes that the services it provides to the P.A. do not constitute the practice of medicine under applicable laws. Because of the unique structure of the relationships described above, many aspects of our business operations have not been the subject of state or federal regulatory interpretation. We have no assurance that a review of our business by the courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the health care regulatory environment will not change so as to restrict our existing operations or future expansion.

The Centers

The centers are staffed by licensed physicians, physical therapists, other healthcare providers (including physician assistants and nurse practitioners), medical support staff, and administrative support staff. The medical support staff includes licensed nurses, certified medical assistants, laboratory technicians, and registered radiographic technologists.

The centers typically are open for extended hours (weekends and evenings) and provide out-patient care only. When hospitalization or specialty care is needed, referrals to appropriate specialists are made. Carolina Orthopedic and Sports Medicine is an exception since it does provide in-patient care.

Our centers are broadly distributed throughout the State of South Carolina, and one is in Knoxville, Tennessee. Twenty-two centers are in the Columbia, South Carolina region (including seven physical therapy offices, one pediatric office, one orthopedic office, and one wellness office), sixteen in the Charleston, South Carolina region (including six physical therapy offices), six in the Myrtle Beach, South Carolina region (including one physical therapy office), three in the Aiken, South Carolina region (including one physical therapy office), ten in the Greenville-Spartanburg, South Carolina region (including three physical therapy offices), and one in Knoxville, Tennessee.

Medical Services Provided at the Centers

Our centers offer out-patient medical care for treatment of acute, episodic, and some chronic medical problems. The centers provide a broad range of medical services that would generally be classified as within the scope of family practice, primary care, and occupational medicine. We also offer pediatric and orthopedic medical services at two of our centers, and physical therapy at our 18 physical therapy sites. Licensed medical providers, nurses, and auxiliary support personnel provide the medical services. The services provided at the centers include, but are not limited to, the following:

- Routine care of general medical problems, including colds, flu, ear infections, hypertension, asthma, pneumonia, and other conditions typically treated by primary care providers;
- Treatment of injuries, such as simple fractures, dislocations, sprains, bruises, and cuts;
- Minor surgery, including suturing of lacerations and removal of cysts and foreign bodies;
- Diagnostic tests, such as x-rays, electrocardiograms, complete blood counts, and urinalyses; and

- Occupational and industrial medical services, including drug testing, workers' compensation cases, and physical examinations.

Patient Charges and Payments

The fees charged to a patient are determined by the nature of medical services rendered. Our management believes that the charges at our centers are significantly lower than the charges of hospital emergency departments and are generally competitive with the charges of local physicians and other providers in the area and for the majority of patients the charges are established by third-party payors.

Our centers accept payment from a wide range of sources. These include patient payments at time of service (by cash, check, or credit card), patient billing, and assignment of insurance benefits (including Blue Cross Blue Shield, Workers' Compensation, and other private insurance). We also provide services for members of the three largest health maintenance organizations ("HMOs") operating in South Carolina – BlueChoice HealthPlan ("BCHP"), Cigna/HealthSource South Carolina, Inc., and Carolina Care Plan.

Revenues generated from billings to Blue Cross Blue Shield of South Carolina ("BCBS") and its subsidiaries, BCHP and Companion Property and Casualty Insurance Company ("CP&C"), totaled approximately 39%, 38%, and 40%, of the Company's total revenues for fiscal years 2007, 2006, and 2005, respectively. BCBS and its subsidiaries own approximately 68% of our outstanding common stock. (See Footnote 13 to audited consolidated Financial Statements for information on related parties.)

The following table breaks out our approximate revenue and patient visits by revenue source for fiscal year 2007:

Payor	Percent of Patient Visits	Percent of Revenue
Patient Pay	16	10
Employer Paid	9	3
HMO	5	7
Workers' Compensation	10	12
Medicare/Medicaid	13	13
Managed Care Insurance	44	52
Other (Commercial Indemnity, Champus, etc.)	3	3
	100	100

In accordance with the Administrative Services Agreements described previously, UCI-SC, as the agent for each P.A., processes all payments for the P.A. (When payments for the P.A. are received, they are deposited in accounts owned by each P.A. and are automatically transferred to a lockbox account owned by UCI-SC.) In no event are the physicians entitled to receive such payments. The patient mix in no way affects our management service fees per the Administrative Services Agreement.

Fee Arrangements

Medical services traditionally have been provided on a fee-for-service basis with insurance companies assuming responsibility for paying all or a portion of such fees. The increase in medical costs under traditional indemnity health care plans has been caused by a number of factors. These factors include: (i) the lack of incentives on the part of health care providers to deliver cost-effective medical care; (ii) the absence of controls over the utilization of costly specialty care physicians and hospitals; (iii) a growing and aging population that requires increased health care expenditures; and (iv) the expense involved with the introduction and use of advanced pharmaceuticals and medical technology.

As a result of escalating health care costs, employers, insurers, and governmental entities all have sought cost-effective approaches to the delivery of and payment for quality health care services. HMOs and other managed health care organizations have emerged as integral components in this effort. HMOs and managed care organizations enroll members by entering into contracts with employer groups or directly with individuals to provide a broad range of health care services for a capitation payment (we have no capitation arrangements at the present time) or a discounted fee-for-service schedule, with minimal or no deductibles or co-payments required of the members. HMOs and other managed care groups, in turn, contract with health care providers like us to administer medical care to their members. These contracts provide for payment to us on a discounted fee-for-service basis.

Certain third party payors constantly seek various alternatives for reducing medical costs, some of which, if implemented, could affect our payment levels. Our management cannot predict whether changes in present payment methods will affect payments for services provided by the centers and, if so, whether they will have an adverse impact upon our business.

Competition and Marketing

All of our centers face competition, in varying degrees, from hospital emergency rooms, private doctor's offices, other competing freestanding medical centers, and physical therapy offices. Some of these providers have financial resources that are greater than our resources. Our centers compete on the basis of accessibility, including evening and weekend hours, walk-in care, as well as limited appointment opportunities, and the attractiveness of our state-wide network to large employers and third party payors. We have implemented substantial marketing efforts, which currently include radio and television advertisements. We have also added regional marketing representatives, developed focused promotional material, and initiated a newsletter for employers promoting our activities.

Government Regulation

As participants in the health care industry, our operations and relationships are subject to extensive and increasing regulation by a number of governmental entities at the federal, state, and local levels.

Limitations on the Corporate Practice of Medicine

Federal law and the laws of many states, including South Carolina and Tennessee, generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties. Under such laws, business corporations such as UCI and UCI-SC are prohibited from practicing medicine or exercising control over the provision of medical services. In order to comply with such laws, all medical services at our centers are provided by or are under the supervision of the P.A. pursuant to contracts with UCI-SC. The P.A. is organized so that the physicians who are employed by the P.A. offer all physician services. Neither UCI nor UCI-SC employs practicing physicians as practitioners, exerts control over any physician's decisions regarding medical care, or represents to the public that it offers medical services.

As described previously, UCI-SC has entered into an Administrative Services Agreement with each P.A. to perform all non-medical management of the applicable P.A. and has exclusive authority over all aspects of the business of the P.A. (other than those directly related to the provision of patient medical services or as otherwise prohibited by state law). (See Item 1. Business).

Because of the unique structure of the relationships existing between UCI-SC and each P.A., many aspects of our business operations have not been the subject of state or federal regulatory interpretation. We have no assurance that a review by the courts or regulatory authorities of the business formerly or currently conducted by us will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change so as to restrict the existing operations or any potential expansion of our business.

Third Party Payments

Approximately 13 percent of our revenue is derived from payments made by government-sponsored healthcare programs (principally, Medicare and Medicaid). As a result, any change in the laws, regulations, or policies governing reimbursements could adversely affect our operations. State and federal civil and criminal statutes also impose substantial penalties, including civil and criminal fines and imprisonment, on healthcare providers that fraudulently or erroneously bill governmental or other third-party payors for healthcare services. We believe we are in compliance with such laws, but we have no assurance that our activities will not be challenged or scrutinized by governmental authorities.

Federal Anti-Kickback and Self-Referral Laws

Certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Statute," prohibit the offer, payment, solicitation, or receipt of any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease, or order of items or services that are covered by Medicare or state health programs. Although we believe that we are not in violation of the Anti-kickback Statute or similar state statutes, our operations do not fit within any of the existing or proposed federal safe harbors.

The Office of the Inspector General (the "OIG"), the government office that is charged with the enforcement of the federal Anti-kickback Statute, issued an advisory opinion regarding a proposed management services contract unrelated to us that involved a cost plus a percentage of net revenue payment arrangement ("Advisory Opinion 98-4"). Based on its analysis of the intent and scope of the Anti-kickback Statute, the OIG determined that it could not approve the arrangement because the structure of the management agreement raised the following concerns under the Anti-kickback Statute: (i) the agreement might include financial incentives to increase patient referrals; (ii) the agreement did not include any controls to prevent over utilization; and (iii) the percentage billing arrangement may include financial incentives that increase the risk of abusive billing practices. The OIG opinion did not find that the management arrangement violated the Anti-kickback Statute, rather that the arrangement may involve prohibited remuneration absent sufficient controls to minimize potential fraud and abuse. An OIG advisory opinion is only legally binding on the Department of Health and Human Services (including the OIG) and the requesting party and is limited to the specific conduct of the requesting party because additional facts and circumstances could be involved in each particular case. Accordingly, we believe that Advisory Opinion 98-4 does not have broad application to the provision by UCI and UCI-SC of nonmedical management and administrative services for the centers. We also believe that we have implemented appropriate controls to ensure that the arrangements between UCI and UCI-SC and the centers do not result in abusive billing practices or the over utilization of items and services paid for by federal health programs.

The applicability of the Anti-kickback Statute to many business transactions in the health care industry, including the service agreements with the centers and the development of ancillary services by UCI and UCI-SC, has not been subject to any significant judicial and regulatory interpretation. We believe that although remuneration for the management services is provided for under our service agreements with the centers, UCI and UCI-SC are not in a position to make or influence referrals of patients or services reimbursed under Medicare or state health programs to the centers. In addition, UCI and UCI-SC is not a separate provider of Medicare or state health program reimbursed services. Consequently, we do not believe that the service and management fees payable to UCI and UCI-SC should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by the Anti-kickback Statute.

The U.S. Congress in the Omnibus Budget Reconciliation Act of 1993 enacted significant prohibitions against physician referrals. Subject to certain exemptions, a physician or a member of his or her immediate family is prohibited from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. While we believe we are currently in compliance with such legislation, future regulations could require us to modify the form of our relationships with physician groups.

State Anti-Kickback and Self-Referral Laws

Some states have also enacted similar self-referral laws, and we believe that more states will likely follow. We believe that our practices fit within exemptions contained in such laws. Nevertheless, in the event we expand our operations to certain additional jurisdictions, structural and organizational modifications of our relationships with physician groups might be required to comply with new or revised state statutes. Such modifications could adversely affect our operations.

Through UCI's wholly owned subsidiary, UCI-SC, we provide non-medical management and administrative services to the centers in South Carolina and Tennessee. South Carolina and Tennessee have adopted anti-kickback and self-referral laws that regulate financial relationships between health care providers and entities that provide health care services. The following is a summary of the applicable state anti-kickback and self-referral laws.

South Carolina

South Carolina's Provider Self-Referral Act of 1993 generally provides that a health care provider may not refer a patient for the provision of any designated health service to an entity in which the health care provider is an investor or has an investment interest. Under our current operations, we do not believe UCI or UCI-SC is an entity providing designated health services for purposes of the South Carolina Provider Self-Referral Act. The centers provide all health care services to patients through employees of the P.A. No provider investors in the P.A. refer patients to the centers for designated health care services. Accordingly, under South Carolina law, we believe that the provider self-referral prohibition would not apply to our centers or operations in South Carolina.

In addition to self-referral prohibitions, South Carolina's Provider Self-Referral Act of 1993 also prohibits the offer, payment, solicitation, or receipt of a kickback, directly or indirectly, overtly or covertly, in cash or in kind, for referring or soliciting patients. We believe that payment arrangements are reasonable compensation for services rendered and do not constitute payments for referrals.

Tennessee

The Tennessee physician conflict of interest/disclosure law provides that physicians are free to enter into lawful contractual relationships, including the acquisition of ownership interests in health facilities. The law further recognizes that these relationships can create potential conflicts of interests, which shall be addressed by the following: (a) the physician has a duty to disclose to the patient or referring colleagues such physician's ownership interest in the facility or therapy at the time of referral and prior to utilization; (b) the physician shall not exploit the patient in any way, as by inappropriate or unnecessary utilization; (c) the physician's activities shall be in strict conformity with the law; (d) the patient shall have free choice either to use the physician's proprietary facility or therapy or to seek the needed medical services elsewhere; and (e) when a physician's commercial interest conflicts so greatly with the patient's interest as to be incompatible, the physician shall make alternative arrangements for the care of the patient.

We believe that Tennessee's conflict of interest/disclosure law does not apply to our current operations because UCI and UCI-SC are not providers of health services. The centers provide all healthcare services to patients through employees of the P.A. Even if the Tennessee conflict of interest/disclosure law were to apply, our internal quality assurance/utilization review programs will help identify any inappropriate utilization by a center.

Tennessee also has a law regulating healthcare referrals. The general rule is that a physician who has an investment interest in a healthcare entity shall not refer patients to the entity unless a statutory exception exists. A healthcare entity is defined as an entity that provides healthcare services. We believe that UCI and UCI-SC do not fit within the definition of a "healthcare entity" because UCI and UCI-SC are not providers of healthcare services. The centers provide all health care services to patients through employees of the P.A. No provider investors in the P.A. refer patients for designated healthcare services except the sole physician shareholder of the P.A. We believe that referrals by the sole shareholder of the P.A. come within a statutory exception. Accordingly, under Tennessee law, we believe that the provider self-referral prohibition would not apply to our center or operations in Tennessee.

Tennessee's anti-kickback provision prohibits a physician from making payments in exchange for the referral of a patient. In addition, under Tennessee law a physician may not split or divide fees with any person for referring a patient. The Tennessee Attorney General has issued opinions that determined that the fee-splitting prohibition applied to management services arrangements. The Tennessee fee-splitting prohibition contains an exception for reasonable compensation for goods or services. We believe that the payment arrangements between UCI and UCI-SC, as applicable, and the centers are reasonable compensation for services rendered and do not constitute payments for referrals or a fee-splitting arrangement.

Antitrust Laws

Because each P.A. is a separate legal entity, each may be deemed a competitor subject to a range of antitrust laws that prohibit anti-competitive conduct, including price fixing, concerted refusals to deal, and division of market. We believe we are in compliance with such state and federal laws that may affect our development of integrated healthcare delivery networks, but we have no assurance that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations.

Healthcare Reform

As a result of the continued escalation of healthcare costs and the inability of many individuals to obtain health insurance, numerous proposals have been or may be introduced in the U.S. Congress and in state legislatures relating to healthcare reform. We have no assurance as to the ultimate content, timing, or effect of any healthcare reform legislation, nor can we estimate at this time the impact of potential legislation that may be material on us.

Regulation of Risk Arrangements and Provider Networks

Federal and state laws regulate insurance companies, health maintenance organizations, and other managed care organizations. Generally, these laws apply to entities that accept financial risk. Certain of the risk arrangements entered into by us could possibly be characterized by some states as the business of insurance. We, however, believe that the acceptance of capitation payments by a healthcare provider does not constitute the conduct of the business of insurance. Many states also regulate the establishment and operation of networks of healthcare providers. Generally, these laws do not apply to the hiring and contracting of physicians by other healthcare providers. South Carolina and Tennessee do not currently regulate the establishment or operation of networks of healthcare providers except where such entities provide utilization review services through private review agents. We believe that we are in compliance with these laws in the states in which we currently do business, but we have no assurance that future interpretations of these laws by the regulatory authorities in South Carolina, Tennessee, or the states in which we may expand in the future will not require licensure of our operations as an insurer or provider network or a restructuring of some or all of our operations. In the event we are required to become licensed under these laws, the licensure process can be lengthy and time consuming and, unless the regulatory authority permits us to continue to operate while the licensure process is progressing, we could experience a material adverse change in our business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements that we may not immediately be able to meet. Further, once licensed, we would be subject to continuing oversight by and reporting to the respective regulatory agency.

HIPAA

Under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Secretary of Health and Human Services ("HHS") has adopted national data interchange standards for some types of electronic transactions and the data elements used in those transactions; adopted security standards to protect the confidentiality, integrity and availability of patient health information; and adopted privacy standards to prevent inappropriate access, use and disclosure of patient health information. In December 2000, HHS published the final privacy regulations that took effect in April 2003. These regulations restrict the use and disclosure of individually identifiable health information without the prior informed consent of the patient. In February 2003, HHS published the final security regulations, which took effect in April 2005. These regulations mandate that healthcare facilities implement operational, physical and technical security measures to reasonably prevent accidental, negligent, or intentional inappropriate access or disclosure of patient health information. We have made changes to our business operations to support these regulatory requirements. We feel that our current operations fully support the requirements to comply with the above regulations.

Employees

As of September 30, 2007, we had 913 employees (680 on a full-time equivalent basis). This amount includes 181 medical providers employed by the P.A.

ITEM 1A. RISK FACTORS.

Investing in our common stock involves various risks which are particular to our company, our industry and our market area. Several risk factors regarding investing in our common stock are discussed below. This listing should not be considered as all-inclusive. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our financial condition or operating results could be negatively impacted. These matters could cause the trading price of our common stock to decline in future periods.

We can provide no assurance that our medical centers will be able to compete effectively with other existing healthcare providers.

The business of providing healthcare-related services is highly competitive. Many companies, including professionally managed physician practice management companies like ours, manage medical clinics, and employ clinic physicians at the clinics. Large hospitals, other physician practice centers, retail healthcare providers, private doctor's offices and healthcare companies, HMOs, and insurance companies are also involved in activities similar to ours. Because our main business is the provision of medical services to the general public, our primary competitors are the local physician practices and hospital emergency rooms in the markets where we own medical centers. Increased competition is expected in our markets from retail healthcare providers, often located in retail businesses such as drug stores and discount store operations, which offer treatment without an appointment for certain permitted routine diagnoses. Some of these competitors have longer operating histories or significantly greater resources than we do. In addition, traditional sources of medical services, such as hospital emergency rooms and private physicians, have had in the past a higher degree of recognition and acceptance than the medical centers that we operate. We cannot assure you that we will be able to compete effectively or that additional competitors will not enter the market in the future.

If a regulatory authority finds that our organization and relationships do not comply with existing or future laws and regulations, our operations could be materially adversely affected.

As a participant in the healthcare industry, our operations and relationships are subject to extensive and increasing regulation by a number of governmental bodies at the federal, state and local levels. Although we have tried to structure our business to comply with these existing laws and regulations, we have had little guidance as to whether we comply or not because of the unique structure of our business operations. We cannot assure you that a review by the courts or regulatory authorities of our former or current business will not result in a determination that could adversely affect our operations. In particular, we can provide you with no assurance that a court or regulatory body would find that our structure and business operations comply with the following:

- State and federal laws limiting the provision of medical services by business corporations;
- State and federal anti-kickback and self-referral laws;
- Antitrust laws; and
- Federal and state laws and regulations governing insurance companies, HMOs, and other managed care organizations.

We have provided you with a discussion of each of these areas in the section titled "Government Regulation" under Item 1 above.

Furthermore, the laws and regulations governing the healthcare industry change rapidly and constantly. In the future, the regulatory environment may change in a manner as to require us to modify or restrict our existing operations and any proposed expansion of our business. Restrictions on or modifications of our operations because of a changing regulatory environment could materially adversely affect our business.

If the laws, regulations, and policies governing government-sponsored healthcare programs are changed, our operations could be materially adversely affected.

Historically, we derive approximately 13 percent of our revenues from payments made by government-sponsored healthcare programs (principally, Medicare and Medicaid). As a result, any change in the laws, regulations, or policies governing reimbursements could adversely affect our operations. Additionally, state and federal civil and criminal statutes impose substantial penalties, including civil and criminal fines and imprisonment, on healthcare providers that fraudulently or wrongfully bill governmental or other third-party payors for healthcare services. We believe we are in material compliance with these laws, but we cannot assure you that our activities will not be challenged or scrutinized by governmental authorities.

Departures of our key personnel or directors will impair our operations.

We have the following executive officers: D. Michael Stout, M.D., our President, Chief Executive Officer and Director of Medical Affairs; and Jerry F. Wells, Jr., CPA, our Executive Vice President, Chief Financial Officer, and Corporate Secretary. They are instrumental in our organization and are the key management officials in charge of our daily business operations. We cannot be assured of the continued service of either of them, and each of them would be difficult to replace. Additionally, our directors' community involvement, diverse backgrounds, and extensive business relationships are important to our success.

Because of the nature of our business, we run the risk that we will be unable to collect the fees that we have earned.

Virtually all of our consolidated net revenue was derived in the past, and we believe will be derived in the future, from our medical centers' charges for services on a fee-for-service basis. Accordingly, we assume the financial risk related to collection, including the potential uncollectability of accounts, long collection cycles for accounts receivable, and delays attendant to reimbursement by third party payors, such as governmental programs, private insurance plans and managed care organizations. Increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments, and penalties resulting from audits by payors may require us to borrow funds to meet our current obligations or may otherwise have a material adverse effect on our financial condition and results of operations.

We are subject to certain special risks in connection with the intangible assets reported on our balance sheet.

As a result of our various acquisition transactions, intangible assets (net of accumulated amortization) of approximately $3.4 million have been recorded on our balance sheet as of September 30, 2007. Because of a change in accounting principles adopted by the accounting profession, we ceased amortizing our intangible assets in the fiscal year ending September 30, 2002. Instead, after an initial review of our intangible assets for impairment in connection with our adoption of this new accounting principle, we analyze our intangible assets on an annual basis for impairment of value.

Under these current accounting standards, our net unamortized balance of intangible assets acquired was not considered to be impaired as of September 30, 2007. In the past, however, we have recorded impairments to our intangible assets when appropriate. For example, effective September 30, 2001, we recorded impairment in the approximate amount of $750,000 to reduce our intangible assets to fair value. We recorded this impairment because we combined two of our Knoxville, Tennessee locations, and we also had decreased profitability in a Columbia and Greenville center. Therefore, we deemed that the goodwill associated with these three locations was impaired and should be written off.

We cannot assure you that we will ever realize the value of our remaining intangible assets in the future. We may be required to recognize that the value of our intangible assets has been further impaired in our subsequent annual reviews upon analyzing our operating results. Any future determination that a significant impairment has occurred would require us to write-off the impaired portion of our remaining intangible assets, which could have a material adverse effect on our results of operations and financial condition.

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the FASB, SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

You may have difficulty in selling your shares because of the absence of an active public market.

On October 20, 1998, our common stock was delisted for trading on the NASDAQ SmallCap Market. Shortly before our delisting, NASDAQ raised its criteria to remain listed on the NASDAQ SmallCap Market. Our delisting was a consequence of our failure to meet the increased requirements for the value of assets for companies traded on the NASDAQ SmallCap Market.

Because our stock is no longer listed on the NASDAQ SmallCap Market, trading in our common stock is conducted in the over-the-counter market. Consequently, our stockholders may find disposing of shares of our common stock and obtaining accurate quotations of its market value more difficult. In addition, the delisting may make our common stock substantially less attractive as:

- collateral for loans;
- an investment by financial institutions because of their internal policies or state legal investment laws;
- consideration to finance any future acquisitions of medical practices; and,
- an investment opportunity by investors should we desire to raise additional capital in the future.

Although our common stock is currently eligible for quotation on the over-the-counter bulletin board, we have been informed that the NASD may be considering higher standards for permitting quotations of securities on the bulletin board. If the NASD does raise its standards, the over-the-counter bulletin board may no longer be available as a trading market for our stockholders as well. Consequently, potential investors should only invest in our common stock if they have a long-term investment intent. If an active market does not develop and a shareholder desires to sell its shares of our common stock, the shareholder will be required to locate a buyer on its own and may not be able to do so.

The absence of a public market makes the price of our common stock particularly volatile and susceptible to market fluctuations.

Trading in our common stock has historically been very limited, and we cannot assure stockholders that an active trading market for our common stock will ever develop or be sustained. Because of the limited trading liquidity in our common stock, the market price of our common stock has been vulnerable to significant fluctuations in response to very limited market trading in our shares. Sales of substantial amounts of our common stock, or the availability of substantial amounts of our common stock for future sale, could adversely affect the prevailing market price of our common stock. The market price of our common stock will remain subject to significant fluctuations in response to these factors as well as in response to operating results and other factors affecting stock prices generally. The stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock in the future.

Shareholders may have difficulty selling their shares because our common stock is a "penny stock" and is subject to special SEC rules that make transactions in our common stock burdensome for broker-dealers.

As long as the trading price of our common stock is less than $5.00 per share, our common stock will be considered to be a "penny stock" under SEC rules. Generally, a "penny stock" is any non-NASDAQ equity security that has a market price of less than $5.00 per share. If a penny stock is traded in the secondary market, these SEC rules require the broker-dealer to provide to the purchaser a disclosure schedule explaining the penny stock market and the risks associated with it. These SEC rules also require broker-dealers to abide by various sales practices if they sell penny stocks to persons other than established customers and accredited investors. For these penny stock transactions, the broker-dealer must make a special determination that the investment in the penny stock is suitable for the purchaser and receive the purchaser's written consent to the purchase before the transaction. The additional burdens that these SEC rules impose upon broker-dealers may discourage broker-dealers from effecting transactions in our common stock and could severely limit a shareholder's ability to sell its shares in the secondary market.

The market price of our common stock may fluctuate widely in the future.

The trading price of our common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, material announcements made by us from time to time, governmental regulatory action, general conditions in the healthcare industry, or other events, or factors, many of which are beyond our control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many healthcare services companies and which have often been unrelated to the operating performance of these companies. Our operating results in future quarters may be below the expectations of securities analysts and investors. In this event, the price of our common stock would likely decline, perhaps substantially.

The market price of our common stock may decline should a substantial number of shares of our common stock be offered for sale on the open market.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities. We are unable to predict the effect, if any, that future sales of our common stock or the availability of our common stock for sale may have on the market price of our common stock from time to time.

Anti-takeover provisions in our certificate of incorporation and state corporate laws could deter or prevent take-over attempts by a potential purchaser of our common stock and deprive you of the opportunity to obtain a takeover premium for your shares.

In many cases, stockholders receive a premium for their shares when a company is purchased by another. Various provisions in our certificate of incorporation and bylaws and state corporate laws could deter and make it more difficult for a third party to bring about a merger, sale of control, or similar transaction without approval of our board of directors. These provisions tend to perpetuate existing management. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over market prices.

These provisions, which could make it less likely that a change in control will occur, include:

- provisions in our certificate of incorporation establishing three classes of directors with staggered terms, which means that only one-third of the members of the board of directors is elected each year and each director serves for a term of three years.

- provisions in our certificate of incorporation authorizing the board of directors to issue a series of preferred stock without shareholder action, which issuance could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, a controlling interest in us.

We do not expect to pay dividends on our common stock in the foreseeable future.

We have no source of income other than dividends that we receive from our operating subsidiary, UCI-SC. Our ability to pay dividends to shareholders will therefore depend on the subsidiary's ability to pay dividends to us. The subsidiary intends to retain future earnings, if any, for use in the operation and expansion of our business. Consequently, we do not plan to pay dividends until we recover any losses that we have incurred and become profitable. Additionally, our future dividend policy will depend on our earnings, financial condition, and other factors that our Board of Directors considers relevant.

Shareholders may suffer dilution in their interests in our common stock if we offer additional shares of common stock in the future or if certain third parties exercise their option rights to acquire additional shares of our common stock.

There is no present intent to offer for sale additional shares of common stock. However, we cannot ensure that, in the future, we will not have to seek additional capital by offering and selling additional shares of common stock in order to continue to operate, acquire additional medical practices in our current or other markets, or achieve successful operations. If it becomes necessary to raise additional capital to support our operations, there is no assurance that additional capital will be available to us, that additional capital can be obtained on terms favorable to us, or that the price of any additional shares that may be offered by us in the future will not be less than the subscription price paid by our shareholders. The effect on existing stockholders of sales of additional shares of common stock cannot presently be determined.

As of September 30, 2007, BlueChoice HealthPlan "BCHP", a wholly-owned subsidiary of BCBS, owned in the aggregate 6,726,019 shares, or approximately 67.84 percent, of our outstanding common stock. Under various agreements among BCHP and us, we have given these companies the right at any time to purchase from us the number of shares of our voting stock as is necessary for BCBS and its affiliated entity, as a group, to obtain and then maintain an aggregate ownership of 48 percent of our outstanding voting stock. To the extent the BCBS subsidiary exercises its right in conjunction with a sale of voting stock by us, the price to be paid by the BCBS subsidiary is the average price to be paid by the other purchasers in that sale. Otherwise, the price is the average closing bid price of our voting stock on the ten trading days immediately preceding the election by the BCBS subsidiary to exercise its purchase rights. Consequently, to the extent the BCBS subsidiary elects to exercise any or a portion of its rights under these anti-dilution agreements, the sale of shares of common stock to the BCBS subsidiary will have the effect of further reducing the percentage voting interest in us represented by a share of the common stock.

Certain affiliates have the ability to exercise substantial influence.

The substantial ownership of our common stock by the BCBS subsidiary and other of our affiliates may provide them with the ability to exercise substantial influence in the election of directors and other matters submitted for approval by our stockholders. As a result, other stockholders may be unable to successfully oppose matters that are presented by these entities for action by stockholders, or to take actions that are opposed by these entities. The ownership by these entities may also have the effect of delaying, deterring, or preventing a change in our control without the consent of these entities. These effects could reduce the value of our stock. In addition, sales of common stock by these entities could result in another stockholder obtaining control over us.

We are dependent upon the good reputation of our physicians.

The success of our business is dependent upon quality medical services being rendered by our physicians. As the patient-physician relationship involves inherent trust and confidence, any negative publicity, whether from civil litigation, allegations of criminal misconduct, or forfeiture of medical licenses, with respect to any of our physicians and/or our facilities could adversely affect our results of operations.

Our revenues and profits could be diminished if we lose the services of key physicians.

Substantially all of our revenues are derived from medical services performed by physicians. Some of our physicians produce more revenue than other physicians in our company. Certain of these higher producing physicians could retire, become disabled, terminate their employment agreements or provider contracts, or otherwise become unable or unwilling to continue generating revenues at the current level, or practicing medicine within our organization. Patients who have been served by those physicians could choose to request medical services from our competitors, reducing our revenues and profits. Moreover, we may not be able to attract or retain other qualified physicians into our company to replace the services of such physicians.

We may become subject to claims of medical malpractice for which our insurance coverage may not be adequate. Such claims could materially increase our costs and reduce our profitability.

Since we are involved in the delivery of healthcare services to the public, we are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage. We are currently insured under policies in amounts management deems appropriate, based upon historical claims and the nature and risk of our business. Nevertheless, there are exclusions and exceptions to coverage under each insurance policy that may make coverage for any claim unavailable, future claims could exceed the limits of available insurance coverage, existing insurers could become insolvent and fail to meet their obligations to provide coverage for such claims, and such coverage may not always be available with sufficient limits and at reasonable cost to adequately and economically insure us in the future. A judgment against us could materially increase our costs and reduce our profitability.

Our business is concentrated in specific geographic locations and could be affected by a depressed economy in these areas.

We provide our services to areas in South Carolina and Tennessee. A stagnant or depressed economy in these states could affect all of our markets and adversely affect our business and results of operations.

Terrorist attacks, acts of war, or military actions, such as continued military actions in Iraq or elsewhere, may adversely affect our operating results and financial condition.

Future terrorist attacks, the military response, and other future developments, may adversely affect prevailing economic conditions. These developments, depending on their magnitude, could have a material adverse effect on our operating results and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

There are no comments from the staff of the SEC regarding our periodic or current reports under the Exchange Act that remain unresolved.

ITEM 2. PROPERTIES

All of our center's facilities are leased. The properties are generally located on well-traveled major highways, with easy access. Each property offers free, off-street parking immediately adjacent to the center. One center is leased from a physician employee of the P.A.

Our centers are broadly distributed throughout the State of South Carolina, and one is in Knoxville, Tennessee. Twenty-two centers are in the Columbia, South Carolina region (including seven physical therapy offices, one pediatric office, one orthopedic office, and one wellness office), sixteen in the Charleston, South Carolina region (including six physical therapy offices), six in the Myrtle Beach, South Carolina region (including one physical therapy office), three in the Aiken, South Carolina region (including one physical therapy office), ten in the Greenville-Spartanburg, South Carolina region (including three physical therapy offices), and one in Knoxville, Tennessee. Our corporate offices are located on the second floor of one of the Columbia, South Carolina locations. The centers are all free-standing buildings in good repair.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various claims, legal activities, and complaints arising in the normal course of business. In the opinion of management and legal counsel, aggregate liabilities, if any, arising from legal actions would not have a material adverse effect on our financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Until October 19, 1998, UCI's common stock was traded on the NASDAQ SmallCap Market under the symbol UCIA. On October 20, 1998, UCI's common stock was delisted for trading on the NASDAQ SmallCap Market as a consequence of UCI's failure to meet certain quantitative requirements under the NASD's expanded listing criteria. Trading in UCI's common stock is currently conducted in the over-the-counter market. The prices set forth below indicate the high and low bid prices reported on the over-the-counter bulletin board. The quotations reflect inter-dealer prices without retail markup, markdown, or commission and may not necessarily reflect actual transactions.

	Bid Price	
	High	**Low**
Fiscal Year Ended September 30, 2007		
1st quarter (10/01/06 - 12/31/06)	$3.40	$2.85
2nd quarter (01/01/07 - 03/31/07)	3.56	3.00
3rd quarter (04/01/07 - 06/30/07)	3.84	3.45
4th quarter (07/01/07 - 09/30/07)	3.80	3.53
Fiscal Year Ended September 30, 2006		
1st quarter (10/01/05 - 12/31/05)	$3.40	$2.61
2nd quarter (01/01/06 - 03/31/06)	3.65	3.30
3rd quarter (04/01/06 - 06/30/06)	3.55	3.30
4th quarter (07/01/06 - 09/30/06)	3.36	2.25

As of September 30, 2007, there were 246 stockholders of record of UCI's common stock, excluding individual participants in security position listings.

UCI has not paid cash dividends on its common stock since its inception and has no plans to declare cash dividends in the foreseeable future.

During the fiscal year ended September 30, 2007, 87,825 shares of common stock were issued by UCI upon the exercise of options which were registered under the Securities Act.

No equity securities of UCI were repurchased by UCI during the fiscal year ended September 30, 2007.

Equity Compensation Plan Information

The following table provides information about our common stock authorized for issuance under all of our existing equity compensation plans as of September 30, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	—

PERFORMANCE GRAPH

This Section is not soliciting material, is not deemed filed with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following graph compares cumulative total shareholder return of UCI's common stock over a five-year period with The NASDAQ Stock Market (US) Index and with a Peer Group of companies for the same period. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on September 30, 2002.



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UCI MEDICAL AFFILIATES, INC.
PEER GROUP INDEX
NASDAQ MARKET INDEX

	Fiscal Year Ended					
	09/30/02	09/30/03	09/30/04	09/30/05	09/30/06	09/30/07
UCI Medical Affiliates, Inc.	100.00	457.69	457.69	1,103.85	1,153.85	1,384.62
Peer Group	100.00	149.95	186.26	267.13	309.84	438.38
NASDAQ Market Index	100.00	153.26	162.48	184.85	195.81	234.00

The members of the Peer Group are Continucare Corporation, IntegraMed America, Inc., Pediatrix Medical Group, Inc., and Metropolitan Health Networks. The returns of each company in the Peer Group have been weighted according to their respective stock market capitalization for purposes of arriving at a Peer Group average. The prices of UCI's common stock used in computing the returns reflected above are the average of the high and low bid prices reported for UCI's common stock during the fiscal year ended on such dates.

ITEM 6. SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA

	(In thousands, except per share data)				
	For the year ended September 30,				
	2007	2006	2005	2004	2003
Revenues	$71,857	$63,672	$56,642	$47,474	$43,518
Net income	1,445	2,710	*7,541	3,214	2,375
Basic earnings per share	.15	.28	.77	.33	.25
Diluted earnings per share	.15	.27	.76	.33	.25
Basic weighted average number of shares outstanding	9,882	9,784	9,740	9,718	9,650
Diluted weighted average number of shares outstanding	9,916	9,859	9,879	9,718	9,650

*See Note 8 to the accompanying financial statements, which discloses the tax benefit of $4,500,000 that was recorded during the year ended September 30, 2005.

BALANCE SHEET DATA

	At September 30, (in thousands)				
	2007	2006	2005	2004	2003
Working capital	$7,193	$ 7,364	$ 6,690	$ 3,228	$ 2,925
Property and equipment, net	9,732	8,749	6,013	4,845	4,028
Total assets	30,722	28,126	24,292	18,105	15,859
Long-term debt, including current portion	2,912	3,973	4,758	3,504	3,327
Stockholders' equity	17,871	16,246	13,321	5,780	2,566

See Note 1 to the accompanying financial statements, which discusses the impact of accounting changes on the information reflected above in selected financial data and the reclassification of certain prior year amounts.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Critical Accounting Policies

We have adopted accounting policies that we believe will result in an accurate presentation of the financial statements. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the following: (1) revenue recognition; (2) allowance for doubtful accounts; (3) consideration of impairment of intangible assets; and (4) valuation reserve on net deferred tax assets.

Revenue recognition -

We record revenues at the estimated net amount that we expect to receive from patients, employers, third party payors, and others at the time we perform the services. We record contractual adjustments when we prepare the related bills to our customers as we bill some third parties at discounted and negotiated amounts. Whenever we bill at the discounted amounts, we do not need to estimate third party settlements.

Allowance for doubtful accounts -

We maintain our allowance for doubtful accounts for estimated losses, which may result from the inability of our customers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable considering such factors as past experience and current collection trends. Factors taken into consideration in estimating the allowance include: amounts past due, in dispute, or a client that we believe might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, we increase the allowance for doubtful accounts by recording additional bad debt expense.

Consideration of impairment of intangible assets -

We evaluate the recovery of the carrying amount of excess of cost over fair value of assets acquired by determining if a permanent impairment has occurred. This evaluation is done annually on September 30th of each year or more frequently if indicators of permanent impairment arise. Indicators of a permanent impairment include, among other things, significant adverse change in legal factors or the business climate, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of the business that is to be sold or otherwise disposed. At such time as impairment is determined, the intangible assets are written off during that period.

Valuation reserve on net deferred tax assets -

We record a valuation allowance to reduce our deferred tax assets to the amount that management considers is more likely than not to be realized. Based upon our current financial position, results from operations, and our forecast of future earnings, we do not believe we currently need a valuation allowance.

Company structure -

Our consolidated financial statements include the accounts of UCI and UCI-SC. Such consolidation is required under FIN 46, as revised. We believe that the P.A. is a variable interest entity (VIE) as defined by FIN 46, as revised. However, if the P.A. is subsequently determined not to be a VIE, the P.A. would continue to be consolidated with UCI under the guidance of EITF 97-2, "Application of FASB Statement No. 94 and A.P.B. Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements". UCI-SC, in its sole discretion, can effect a change in the nominee shareholder of each P.A. at any time for a payment of $100 from the new nominee shareholder to the old nominee shareholder, with no limits placed on the identity of any new nominee shareholder and no adverse impact resulting to any of UCI-SC or the P.A. from such change.

In addition to the nominee shareholder arrangement described above, UCI-SC has entered into an Administrative Service Agreement with each P.A. As a consequence of the nominee shareholder arrangement and the Administrative Service Agreement, we have a long-term financial interest in the affiliated practices of each P.A. According to the application of FASB Statement No. 94 (Consolidation of All Majority-Owned Subsidiaries), and FIN No. 46, as revised (Consolidation of Variable Interest Entities), UCI must consolidate the results of the affiliated practices with those of UCI.

Approximately 99% of the physicians employed by the P.A. are paid on an hourly basis for time scheduled and worked at the medical centers. Approximately 30% of the physicians have incentive compensation arrangements; however, no amounts were accrued or paid that were significant during our three prior fiscal years. We base any incentive compensation upon a percentage of non-ancillary collectible charges for services performed by a provider. As of September 30, 2007 and 2006, the P.A. employed 181 and 126 medical providers, respectively.

The net assets of the P.A. are not material for any period presented, and intercompany accounts and transactions have been eliminated.

We allocate all indirect costs incurred at the corporate office to the centers. Therefore, all discussions below are intended to be in the aggregate for us as a whole.

Comparison of Fiscal Year Ended September 30, 2007 to Fiscal Year Ended September 30, 2006 and Comparison of Fiscal Year Ended September 30, 2006 to Fiscal Year Ended September 30, 2005

Revenues of $71,857,000 in fiscal year 2007 reflected an increase of approximately 13% from the fiscal year 2006 revenues of $63,672,000, which reflected an increase of approximately 12% from the amount reported for fiscal year 2005. The following reflects revenue trends from fiscal year 2003 through fiscal year 2007:

	For the year ended September 30, (in thousands)				
	2007	2006	2005	2004	2003
Revenues	$71,857	$ 63,672	$ 56,642	$ 47,474	$ 43,518
Operating Costs	56,087	48,175	42,310	36,733	33,264
Operating Margin	15,770	15,497	14,332	10,741	10,254

The increase in revenues from fiscal year 2006 to fiscal year 2007 is attributed to the opening of six new centers, an increase in the number of patient visits and improved revenue per patient.

Despite the 13% increase in revenues over prior year, our operating margin decreased from approximately 24% for the year ended September 30, 2006 to 22% for the year ended September 30, 2007. This decrease is directly associated with the expenses of our new centers exceeding their revenues. As the new centers continue to grow, we expect the margins to improve.

During fiscal year 2003, the number of centers in operation increased from 36 to 41. We added seven physical therapy offices (two in the Greenville-Spartanburg, South Carolina region, three in the Columbia, South Carolina region, and two in the Charleston, South Carolina region), and we closed two offices during fiscal year 2003 (one in the Tennessee region and one in the Greenville-Spartanburg, South Carolina region). The number of centers increased from 41 to 43 during fiscal year 2004. We added two physical therapy offices (one in the Columbia, South Carolina region and one in the Charleston, South Carolina region). The number of centers in operation increased from 43 to 47 during fiscal year 2005. We added three Doctors Care offices (two in the Columbia, South Carolina region and one in the Myrtle Beach, South Carolina region) and one physical therapy office (in the Charleston, South Carolina region). The number of centers in operation increased from 47 to 52 during fiscal year 2006. We added two Doctors Care offices (one in the Columbia, South Carolina region and one in the Charleston, South Carolina region), three physical therapy offices (two in the Columbia, South Carolina region and one in the Charleston, South Carolina), and one Wellness center (in the Columbia, South Carolina region), and we closed one physical therapy office (in the Columbia, South Carolina region). The number of centers increased from 52 to 58 during fiscal year 2007. We added five Doctors Care offices (three in the Charleston, South Carolina region and two in the Greenville-Spartanburg, South Carolina region) and one physical therapy office (in the Myrtle Beach, South Carolina region).

During the past three fiscal years, we have continued our services provided to members of HMOs. In these arrangements, we, through the P.A., act as the designated primary caregiver for members of HMOs who have selected one of our centers or providers as their primary care provider. In fiscal year 1994, we began participating in an HMO operated by BlueChoice HealthPlan ("BCHP") and Companion Property & Casualty Insurance Company ("CP&C"), wholly owned subsidiaries of Blue Cross Blue Shield of South Carolina ("BCBS"). BCBS, through BCHP, is a primary stockholder of UCI. Including our arrangement with BCHP and CP&C, we now participate in three HMOs and are the primary care "gatekeeper" for approximately 6,000 lives in fiscal year 2007; 6,000 lives in fiscal year 2006; and 7,000 lives in fiscal year 2005. As of September 30, 2007, all of these HMOs use a discounted fee-for-service basis for payment. HMOs do not, at this time, have a significant penetration into the South Carolina market. We are not certain if the market share of HMOs will grow in the areas in which we operate clinics. (See Footnote 13 to audited consolidated Financial Statements for information on related parties.)

Revenues in fiscal years 2007, 2006, and 2005, also reflect our occupational medicine and industrial health services (these revenues are referred to as "employer paid" and "workers' compensation" on the table depicted below). Approximately 15% of our total revenue was derived from these occupational medicine services in fiscal year 2007, while 17% and 16% were derived in fiscal years 2006 and 2005, respectively.

Patient encounters were 652,000 in fiscal year 2007, 588,000 in fiscal year 2006, and 553,000 in fiscal year 2005. The increase in the number of patient visits was mainly a result of an intense advertising campaign throughout South Carolina, an increase in provided services, the opening of six new centers, and continued successful efforts at enhanced customer service and patient satisfaction.

The following table sets forth our revenue and patient visits by revenue source for fiscal years 2007, 2006, and 2005.

	Percent of Patient Visits			**Percent of Revenue**		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Patient Pay	16	16	16	10	10	11
Employer Paid	9	9	9	3	4	4
HMO	5	6	6	7	6	7
Workers' Compensation	10	11	10	12	13	12
Medicare/Medicaid	13	12	14	13	12	11
Managed Care Insurance	44	43	42	52	49	52
Other (Commercial Indemnity, Champus, etc.)	3	3	3	3	6	3
	100	100	100	100	100	100

As managed care plans attempt to cut costs, they typically increase the administrative burden of providers by requiring referral approvals and by requesting hard copies of medical records before they will pay claims. The number of patients at our centers that are covered by a managed care plan versus a traditional indemnity plan continues to grow.

Bad debt expense, a component of operating costs, was approximately $3,784,000 (or approximately 5% of revenue) for fiscal year 2007, $3,181,000 (or approximately 5% of revenue) for fiscal year 2006, and $3,108,000, (or approximately 5% of revenue) for fiscal year 2005. The collection percentage has remained constant for the past 5 years.

General and administrative expenses include all salaries, benefits, supplies and other operating expenses not specifically related to the day-to-day operations of the centers. General and administrative expenses increased to $11,373,000 in fiscal year 2007 as compared to $9,237,000 in fiscal year 2006. The increase is the result of increased advertising expenses and an increase in personnel costs during fiscal year 2007 in preparation for the opening of new centers.

Depreciation and amortization expense increased to $1,466,000 in fiscal year 2007 as compared to $1,254,000 in fiscal year 2006, as the result of equipment purchases and building renovations. Net interest expense increased to $538,000 in fiscal year 2007 up from $492,000 in fiscal year 2006. This increase was the result of increased borrowings on the line of credit.

Operating costs include office supplies, staff salary, medical supplies, and other day-to-day expenses that are required to operate the centers. Operating expenses increased to $56,087,000 in fiscal year 2007 as compared to $48,175,000 in fiscal year 2006. The increase is primarily the result of increases in staff salary, medical supplies, and office supplies associated with the opening of the new centers.

During the year ended September 30, 2007, the Company recorded income tax expense of approximately $947,000. During the year ended September 30, 2006, the Company recorded income tax expense of approximately $1,804,000.

We evaluate the valuation allowance regarding deferred tax assets on a more likely than not basis. In determining that it was more likely than not that the recorded deferred tax asset would be realized, our management considered the following:

- Recent historical operating results.
- The budgets and forecasts that management and the Board of Directors have adopted.
- The ability to utilize net operating losses NOLs prior to their expiration.
- The potential limitation of NOL utilization in the event of a change in ownership.
- The generation of future taxable income in excess of income reported on the consolidated financial statements.

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets to amounts expected to be realized. Valuation allowances are provided against deferred tax assets when the Company determines it is more likely than not that the deferred tax asset will not be realized. During the quarter ended December 31, 2004, our management determined that it was more likely than not that the recorded deferred tax asset was realizable. Therefore, we recorded an adjustment of approximately $4,500,000 based upon our current financial position and results from operations, and our forecast of the next twelve months. During the year ended September 30, 2005, the Company recorded income tax expense of approximately $1,931,000. Tax expense of $1,931,000 netted against the $4,500,000 tax adjustment resulted in a tax benefit of $2,569,000 for the year ended September 30, 2005.

Results of Operations for the Three Months Ended September 30, 2007 as Compared to the Three Months Ended September 30, 2006:

Revenues of $17,885,000 for the quarter ending September 30, 2007 reflect an increase of approximately nine percent from those of the quarter ending September 30, 2006. The increase is attributed to an increase in the number of patient visits and improved revenue per patient.

Patient encounters increased to 170,000 in the fourth quarter of fiscal year 2007 from 151,000 in the fourth quarter of fiscal year 2006.

The 20 percent increase in operating costs reflects routine salary adjustments and increases in medical supplies and office supplies.

Financial Condition at September 30, 2007 and September 30, 2006

Cash and cash equivalents decreased by approximately $46,000 from September 30, 2006 to September 30, 2007.

Accounts receivable increased from $10,628,000 at September 30, 2006 to $11,414,000 at September 30, 2007. This increase was attributable to the increase in revenues during fiscal year 2007.

The increase in property and equipment is the result of opening six additional operating sites, medical equipment purchases, and facility renovations of approximately $2,573,000.

Long-term debt decreased from $3,973,000 at September 30, 2006 to $2,912,000 at September 30, 2007. The decrease is a result of regular debt payments.

Liquidity and Capital Resources

We require capital principally to fund growth (opening new Centers), for working capital needs, and for the retirement of indebtedness. We fund our capital requirements and working capital needs through a combination of external financing and credit extended by suppliers.

As of September 30, 2007, we have no material commitments for capital expenditures or for acquisitions or start-ups.

Operating activities produced approximately $4,136,000 of cash during the fiscal year 2007, compared with approximately $5,068,000 during the fiscal year 2006. This decrease was primarily the result of an increase in accounts receivable.

Investing activities used $3,072,000 of cash during fiscal year 2007 and $4,009,000 of cash during fiscal year 2006. This decrease is due to fewer purchases of equipment and building renovations for our operating sites during fiscal year 2007.

Financing activities utilized approximately $1,110,000 in cash during the fiscal year 2007 as compared to approximately $1,488,000 in cash during the fiscal year 2006. This decrease is primarily the result of decreased net payments on the term note and other long-term obligations during fiscal year 2007.

Overall, our current assets exceed our current liabilities at September 30, 2007 by $7,193,000 or a current ratio of 1.86 as compared to $7,364,000 or a current ratio of 2.08 at September 30, 2006.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2007:

Contractual Obligations	Payment Due By Period				
	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Long-term Debt	$2,587,164	890,842	1,696,322	—	—
Capital Leases	324,733	141,060	183,673	—	—
Operating Leases	38,978,041	3,937,631	10,535,795	7,222,383	17,282,232

Please refer to the financial statement Footnotes No. 9 and 12.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which includes credit facilities with financial institutions used to maintain liquidity and fund our business operations, as well as notes payable to various third parties in connection with certain acquisitions of property and equipment. The nature and amount of our debt may vary as a result of future business requirements, market conditions and other factors. The definitive extent of our interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. We do not currently use derivative instruments to adjust our interest rate risk profile.

Approximately $538,000 of our debt at September 30, 2007 was subject to fixed interest rates. Approximately $2,374,000 of our debt at September 30, 2007 was subject to variable interest rates. Based on the outstanding amounts of variable rate debt at September 30, 2007, our interest expense on an annualized basis would increase approximately $24,000 for each increase of one percent in the prime rate.

We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the Index to Financial Statements on Page 27.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (Disclosure Controls) as of the end of the period covered by this Annual Report. The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

Attached as exhibits to this Annual Report are certifications of the CEO and the CFO, which are required in accordance with Rule 13a-15(e) of the Exchange Act. This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Beginning with our filing deadline for our Annual Report on Form 10-K for Fiscal 2008, we will have to include management's evaluation of internal control over financial reporting (Item 308T(a) of Regulation S-K) and the full text version of the CEO and CFO certifications referencing management's responsibility for internal controls. However, in this fiscal year the Company will not have to include the auditor attestation on internal control required by Item 308(b) of Regulation S-K. Management's evaluation will have to disclose that the annual report does not include such an auditor attestation and that it was not subject to attestation pursuant to temporary rules of the Securities and Exchange Commission.

Beginning with our Annual Report on Form 10-K for Fiscal 2009, we will have to include both management's evaluation of internal control and the auditor attestation.

In addition, there can be no assurances that our disclosure controls and procedures will detect or uncover a failure to report material information otherwise required to be set forth in the reports that we file with the Securities and Exchange Commission.

Definition of Disclosure Controls

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our Disclosure Controls include components of our internal control over financial reporting, which consists of control processes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. To the extent that components of our internal control over financial reporting are included within our Disclosure Controls, they are included in the scope of our annual controls evaluation.

Limitations on the Effectiveness of Controls

The company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation

The evaluation of our Disclosure Controls included a review of the controls' objectives and design, the company's implementation of the controls and the effect of the controls on the information generated for use in this Annual Report. In the course of the controls evaluation, we sought to identify data errors, controls problems or acts of fraud and confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning controls effectiveness can be reported in our Quarterly Reports on Form 10-Q and to supplement our disclosures made in our Annual Report on Form 10-K. Many of the components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department and by other personnel in our Finance organization, as well as our independent auditors who evaluate them in connection with determining their auditing procedures related to their report on our annual financial statements and not to provide assurance on our controls. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary; our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Among other matters, we also considered whether our evaluation identified any "significant deficiencies" or "material weaknesses" in our internal control over financial reporting, and whether the company had identified any acts of fraud involving personnel with a significant role in our internal control over financial reporting. This information was important both for the controls evaluation generally, and because item 5 in the certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board's Audit Committee and to our independent auditors. In the professional auditing literature, "significant deficiencies", which are deficiencies in the design or operation of controls that could adversely affect our ability to record, process, summarize and report financial data in the financial statements. Auditing standards define "material weakness" as a particularly serious significant deficiency where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to address other control matters in the controls evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accordance with our ongoing procedures.

Conclusions

Based upon the controls evaluation, our CEO and CFO have concluded that, subject to the limitations noted above, as of the end of the period covered by this Annual Report, our Disclosure Controls were effective to provide reasonable assurance that material information relating to UCI and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Form 10-K is incorporated by reference from the information contained in the Definitive Proxy Statement for the Annual Meeting of Stockholders, which is expected to be filed within 120 days after the registrant's fiscal year ended September 30, 2007.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the Definitive Proxy Statement for the Annual Meeting of Stockholders, which is expected to be filed within 120 days after the registrant's fiscal year ended September 30, 2007.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the Definitive Proxy Statement for the Annual Meeting of Stockholders, which is expected to be filed within 120 days after the registrant's fiscal year ended September 30, 2007.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the Definitive Proxy Statement for the Annual Meeting of Stockholders, which is expected to be filed within 120 days after the registrant's fiscal year ended September 30, 2007.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the Definitive Proxy Statement for the Annual Meeting of Stockholders, which is expected to be filed within 120 days after the registrant's fiscal year ended September 30, 2007.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Consolidated Financial Statements

The consolidated financial statements listed on the Index to Financial Statements on page 27 are filed as part of this report on Form 10-K.

(a)(2) Financial Statement Schedules Required by Item 8

(a)(3) Exhibits

A listing of the exhibits to the Form 10-K is set forth on the Exhibit Index that immediately precedes such exhibits in this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant, UCI Medical Affiliates, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI MEDICAL AFFILIATES, INC.	Date
/s/ D. Michael Stout, M.D. D. Michael Stout, M.D. Its: President and Chief Executive Officer	December 26, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ D. Michael Stout, M.D. D. Michael Stout, M.D.	President and Chief Executive Officer	December 26, 2007
/s/ Jerry F. Wells, Jr., CPA Jerry F. Wells, Jr., CPA	Executive Vice President and Chief Financial Officer	December 26, 2007
/s/ Harold H. Adams, Jr., CPCU Harold H. Adams, Jr., CPCU	Director	December 26, 2007
/s/ Charles M. Potok Charles M. Potok	Director	December 26, 2007
/s/ Thomas G. Faulds Thomas G. Faulds	Director	December 26, 2007
/s/ John M. Little, Jr., M.D., MBA John M. Little, Jr., M.D., MBA	Director	December 26, 2007
/s/ Timothy L. Vaughn, CPA Timothy L. Vaughn, CPA	Director	December 26, 2007
/s/ Joseph A. Boyle, CPA Joseph A. Boyle, CPA	Director	December 26, 2007
/s/ Jean E. Duke, CPA Jean E. Duke, CPA	Director	December 26, 2007
/s/ Ann Thomas Burnett Ann Thomas Burnett	Director	December 26, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm. 28

Consolidated Balance Sheets at September 30, 2007 and 2006.... 29

Consolidated Statements of Income for each of the three years ended September 30, 2007 30

Consolidated Statements of Changes in Stockholders' Equity for each of the three years ended September 30, 2007 31

Consolidated Statements of Cash Flows for each of the three years ended September 30, 2007 32

Notes to Consolidated Financial Statements.... 33-44

Schedule II, Valuation and Qualifying Accounts, is omitted because the information is included in the financial statements and notes.

Report of Independent Registered Accounting Firm

To the Board of Directors and
Stockholders of UCI Medical Affiliates, Inc.
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of UCI Medical Affiliates, Inc. and its subsidiaries (the "Company") as of September 30, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ SCOTT MCELVEEN, LLP

Columbia, South Carolina
November 30, 2007

**SIGNED ORIGINAL ON SCOTT MCELVEEN, L.L.P. LETTERHEAD
IS ON FILE IN THE CORPORATE OFFICE OF
UCI MEDICAL AFFILIATES, INC.**

UCI Medical Affiliates, Inc.
Consolidated Balance Sheets

	as of September 30, 2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 487,423	$ 533,209
Accounts receivable, less allowance for doubtful accounts of $2,267,793 and $3,628,558	11,414,362	10,627,543
Inventory	957,569	876,609
Income taxes receivable	800,388	—
Deferred taxes	1,311,291	1,582,190
Prepaid expenses and other current assets	612,650	545,298
Total current assets	15,583,683	14,164,849
Property and equipment, less accumulated depreciation of $13,769,878 and $12,580,568	9,732,315	8,748,974
Deferred taxes	11,034	440,232
Restricted investments	1,956,087	1,343,432
Excess of cost over fair value of assets acquired, less accumulated amortization of $2,451,814 and $2,451,814	3,391,942	3,391,942
Other assets	46,735	36,272
Total Assets	$30,721,796	$28,125,701
Liabilities and Stockholders' Equity		
Current liabilities		
Line of credit	$ 415,888	$ 279,373
Current portion of long-term debt	1,031,902	1,029,702
Accounts payable	2,739,425	2,297,493
Accrued salaries and payroll taxes	2,681,346	2,109,588
Accrued compensated absences	315,774	342,993
Other accrued liabilities	1,206,338	741,291
Total current liabilities	8,390,673	6,800,440
Long-term liabilities		
Accounts payable	96,511	414,231
Deferred tax liability	415,204	346,707
Deferred compensation liability	2,068,436	1,374,840
Long-term debt, net of current portion	1,879,995	2,942,993
Total long-term liabilities	4,460,146	5,078,771
Total Liabilities	12,850,819	11,879,211
Commitments and contingencies (Note 16)		
Stockholders' Equity		
Preferred stock, par value $.01 per share: Authorized shares - 10,000,000; none issued	—	—
Common stock, par value $.05 per share: Authorized shares - 50,000,000 Issued and outstanding- 9,914,122 and 9,826,297 shares	495,706	491,315
Paid-in capital	22,105,024	21,929,944
Accumulated deficit	(4,729,753)	(6,174,769)
Total Stockholders' Equity	17,870,977	16,246,490
Total Liabilities and Stockholders' Equity	$30,721,796	$28,125,701

The accompanying notes are an integral part of these consolidated financial statements.

UCI Medical Affiliates, Inc.
Consolidated Statements of Income

	for the three years ended September 30,		
	2007	2006	2005
Revenues	$ 71,856,952	$ 63,672,049	$ 56,641,717
Operating costs	(56,087,080)	(48,175,190)	(42,309,660)
Operating margin	15,769,872	15,496,859	14,332,057
General and administrative expenses	(11,373,191)	(9,236,861)	(7,791,365)
Depreciation and amortization	(1,465,831)	(1,253,694)	(1,019,481)
Income from operations	2,930,850	5,006,304	5,521,211
Other expense			
Interest expense, net of interest income	(538,430)	(491,797)	(548,855)
Income before income taxes	2,392,420	4,514,507	4,972,356
Income tax benefit (expense)	(947,404)	(1,804,137)	2,568,960
Net income	$ 1,445,016	$ 2,710,370	$ 7,541,316
Basic earnings per share	$.15	$.28	$.77
Basic weighted average common shares outstanding	9,881,613	9,783,502	9,740,472
Diluted earnings per share	$.15	$.27	$.76
Diluted weighted average common shares outstanding	9,915,524	9,858,959	9,879,345

The accompanying notes are an integral part of these consolidated financial statements.

UCI Medical Affiliates, Inc.
Consolidated Statements of Changes in Stockholders' Equity
for the three years ended September 30, 2007

	Common Stock				
	Shares	**Par Value**	**Paid-In Capital**	**Accumulated Deficit**	**Total**
Balance, September 30, 2004	9,740,472	$487,024	$21,719,130	$(16,426,455)	$5,779,699
Net income	—	—	—	7,541,316	7,541,316
Balance, September 30, 2005	9,740,472	$487,024	$21,719,130	$(8,885,139)	$13,321,015
Net income	—	—	—	2,710,370	2,710,370
Exercised stock options	85,825	4,291	210,814	—	215,105
Balance, September 30, 2006	9,826,297	$491,315	$21,929,944	$(6,174,769)	$16,246,490
Net income	—	—	—	1,445,016	1,445,016
Exercised stock options	87,825	4,391	175,080	—	179,471
Balance, September 30, 2007	9,914,122	$495,706	$22,105,024	$(4,729,753)	$17,870,977

The accompanying notes are an integral part of these consolidated financial statements.

UCI Medical Affiliates, Inc.
Consolidated Statements of Cash Flows

	for the three years ended September 30,		
	2007	**2006**	**2005**
Operating activities:			
Net income	$ 1,445,016	$ 2,710,370	$ 7,541,316
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for losses on accounts receivable	3,783,914	3,181,008	3,108,369
Depreciation and amortization	1,465,831	1,253,694	1,019,481
Deferred taxes	816,049	1,512,037	(2,645,852)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(4,570,733)	(5,030,526)	(4,503,775)
(Increase) decrease in inventory	(80,960)	(252,668)	(5,495)
(Increase) decrease in income taxes receivable	(800,388)	—	—
(Increase) decrease in prepaid expenses and other current assets	(67,352)	(353,019)	74,509
Increase (decrease) in accounts payable and accrued expenses	1,451,518	1,565,033	(1,174,981)
Increase (decrease) in deferred compensation	693,596	482,331	336,231
Cash provided by operating activities	4,136,491	5,068,260	3,749,803
Investing activities:			
Purchases of property and equipment	(2,572,720)	(3,536,147)	(2,187,421)
Proceeds from sale of property	123,548	—	—
(Increase) decrease in other assets	(10,463)	(21,994)	(3,956)
Additions to restricted investments	(612,655)	(450,923)	(336,231)
Cash used in investing activities	(3,072,290)	(4,009,064)	(2,527,608)
Financing activities:			
Proceeds from issuance of common stock	132,016	173,205	—
Net borrowings on line of credit	136,515	279,373	—
Borrowings on term note agreement	—	—	4,300,000
Payments on term note	(668,342)	(990,930)	(3,045,792)
Payments on other long-term obligations	(710,176)	(949,245)	(2,048,326)
Cash used in financing activities	(1,109,987)	(1,487,597)	(794,118)
Increase (decrease) in cash and cash equivalents	(45,786)	(428,401)	428,077
Cash and cash equivalents at beginning of year	533,209	961,610	533,533
Cash and cash equivalents at end of year	$ 487,423	$ 533,209	$ 961,610
Supplemental disclosure of non-cash financing activities:			
Capital lease obligations incurred to finance equipment purchases	$ —	$ 453,285	$ —
Tax benefit for fair market value of exercised common stock	$ 47,455	$ 41,900	$ —

The accompanying notes are an integral part of these consolidated financial statements.

UCI MEDICAL AFFILIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of UCI Medical Affiliates, Inc. ("UCI"), UCI Medical Affiliates of South Carolina, Inc. ("UCI-SC"), Doctors Care, P.A., Progressive Physical Therapy, P.A. ("PPT"), Carolina Orthopedic & Sports Medicine, P.A. ("COSM"), and Doctors Care of Tennessee, P.C. (the four together as the "P.A." and together with UCI and UCI-SC, the "Company"). Because of the corporate practice of medicine laws in the states in which the Company operates, the Company does not own medical practices but instead enters into exclusive long-term management services agreements with the P.A. that operates the medical practices. Consolidation of the financial statements is required under Financial Accounting Standards Board (FASB) Interpretation No. 46, as revised, ("FIN 46") "Consolidation of Variable Interest Entities." Prior to the Company's adoption of FIN 46 on October 1, 2003, the Company consolidated the P.A. as a result of Emerging Issues Task Force ("EITF") No. 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." UCI-SC, in its sole discretion, can effect a change in the nominee shareholder of each of the P.A. at any time for a payment of $100 from the new nominee shareholder to the old nominee shareholder, with no limits placed on the identity of any new nominee shareholder and no adverse impact resulting to any of UCI-SC or the P.A. from such change.

In addition to the nominee shareholder arrangement described above, UCI-SC has entered into an Administrative Services Agreement with each P.A. As a consequence of the nominee shareholder arrangement and the Administrative Services Agreement, the Company has a long-term financial interest in the affiliated practices of each P.A. and the Company has exclusive authority over decision-making relating to all major on-going operations. The Company establishes annual operating and capital budgets for the P.A. and compensation guidelines for the licensed medical professionals. The Administrative Services Agreements have an initial term of forty years. According to FASB Statement No. 94 (Consolidation of All Majority-Owned Subsidiaries), and FIN No. 46, the Company must consolidate the results of the affiliated practices with those of the Company. All significant intercompany accounts and transactions are eliminated in consolidation, including management fees.

On May 27, 2005, UCI-SC entered into an Administrative Services Agreement with PPT. A copy of the Administrative Services Agreement was previously filed with the Securities and Exchange Commission. Pursuant to the agreement, PPT will serve as the operating entity for the physical therapy services managed and administered by UCI-SC.

On May 27, 2005, UCI-SC entered into an Administrative Services Agreement with COSM. A copy of the Administrative Services Agreement was previously filed with the Securities and Exchange Commission. Pursuant to the agreement, COSM will serve as the operating entity for the orthopedic and sports medicine services managed and administered by UCI-SC.

The method of computing the management fees is based on billings of the affiliated practices less the amounts necessary to pay professional compensation and other professional expenses. In all cases, these fees are meant to compensate the Company for expenses incurred in providing covered services plus a profit. These interests are unilaterally salable and transferable by the Company and fluctuate based upon the actual performance of the operations of the professional corporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, income taxes, contingencies, and health insurance accruals.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

Revenue is recognized at estimated net amounts to be received from patients, employers, third party payors, and others at the time the related services are rendered. The Company records contractual adjustments at the time bills are generated for services rendered as some third parties are billed at discounted and negotiated amounts. Whenever the Company bills at the discounted amounts, estimates of third party settlements are not necessary.

Accounts Receivable

Accounts receivable are primarily amounts due under fee-for-service contracts from third-party payors, such as insurance companies, self-insured employers and patients and government-sponsored health care programs. Concentration of credit risk related to accounts receivable is limited by number, diversity and geographic dispersion of the business units managed by the Company, as well as by the large number of patients and payors, including the various governmental agencies in the state. The accounts receivable balances serve as collateral for certain of the Company's financing arrangements.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses, which may result from the inability of customers to make required payments. The allowance is based on the likelihood of recoverability of accounts receivable considering such factors as past experience and current collection trends. Factors taken into consideration in estimating the allowance include: amounts past due, in dispute, or a client that may be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the allowance for doubtful accounts is increased by recording additional bad debt expense.

Stocked Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized ratably in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt, and the Company has adopted effective October 1, 2005, the new standard using a modified prospective method. Under the modified prospective method, companies are allowed to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively on the nonvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. At September 30, 2007 and 2006, the Company had no nonvested stock options outstanding in any of its plans. Prior to October 1, 2005, the Company, as permitted under SFAS 123, applied the intrinsic value method under APB 25, and related interpretations in accounting for its stock-based compensation plan.

The fair value at the date of grant of the stock option is estimated using the Black-Scholes option-pricing model. The dividend yield is based on estimated future dividend yields. The risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are generally based on historical volatilities. The expected term of share options granted is generally derived from historical experience. Compensation expense is recognized on a straight-line basis over the stock option vesting period.

Income Taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets to amounts expected to be realized. Valuation allowances are provided against deferred tax assets when the Company determines it is more likely than not that the deferred tax asset will not be realized.

Cash and Cash Equivalents

The Company considers all short-term deposits with a maturity of three months or less at acquisition date to be cash equivalents. At September 30, 2007, the Company had cash deposits in excess of federally insured limits in the approximate amount of $509,000.

Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of the Company's financial instruments are estimated based on current market rates and instruments with the same risk and maturities. The fair values of cash and cash equivalents, accounts receivable, restricted investments, or the related deferred compensation liability, accounts payable, notes payable and payables to related parties approximate the carrying values of these financial instruments.

Restricted Investments

Restricted investments represent mutual fund investments to fund the Company's deferred compensation liability and are classified as trading. Realized gains and losses are determined on the basis of first-in, first-out (FIFO) cost of the securities. Both realized and unrealized gains and losses are recorded in the Company's statement of income.

Segment Information

Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information", requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Company's products and services, the countries in which the Company earns revenues and holds assets, and major customers. This statement also requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. This statement requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. It is management's opinion that, at this time, the Company has several operating segments, however, only one reportable segment. The following discussion sets forth the required disclosures regarding single segment information.

The Company provides nonmedical management and administrative services for a network of 58 freestanding medical centers, 57 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (36 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 18 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Reclassification

Certain reclassifications have been made to the prior period's financial statements to conform to the fiscal year 2007 presentation. Such reclassifications did not change net income or equity as previously reported.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company's fiscal year beginning October 1, 2007. The Company is currently evaluating the impact of adopting FIN 48.

In September 2006, the SEC staff issued Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires that public companies utilize a 'dual-approach' to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The Company adopted SAB 108 in fiscal 2007 without any impact on the Company's consolidated financial statements.

Also in September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement", effective for the Company's fiscal year beginning October 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but simplifies and codifies related guidance within GAAP. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Company is currently reviewing this pronouncement, but the Company believes it will not have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", (SFAS No. 159) which gives companies the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impacts, if any, of adopting this pronouncement.

NOTE 3. INVENTORY

The inventory consists of medical supplies and drugs and both are carried at the lower of average cost or market. The volume of supplies carried at a center varies very little from month to month; therefore, management does only an annual physical inventory count and does not maintain a perpetual inventory system.

NOTE 4. INTANGIBLES

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 142 requires that goodwill and intangible assets with indefinite lives will no longer be amortized, but are reviewed at least annually for impairment. Pursuant to Statement No. 142, the Company tested goodwill for impairment in the fourth quarter of 2007, and determined there had not been any impairment.

NOTE 5. EARNINGS PER SHARE

Net income per share is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Basic earnings per share are calculated by dividing income available to common shareholders by the weighted-average number of shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost.

Depreciation is provided principally by the straight-line method over the estimated useful lives of the assets, ranging from one to forty years.

Maintenance, repairs and minor renewals are charged to expense. Major renewals or betterments, which prolong the life of the assets, are capitalized.

Upon disposal of depreciable property, the asset accounts are reduced by the related cost and accumulated depreciation. The resulting gains and losses are reflected in the consolidated statements of operations.

Property and equipment consists of the following at September 30:

	Useful Life Range (in years)	2007 Cost	2007 Accumulated Depreciation	2006 Cost	2006 Accumulated Depreciation
Land	N/A	$ —	$ —	$ 66,000	$ —
Building	5-40	78,681	17,130	412,750	152,924
Leasehold Improvements	5-15	6,658,091	2,888,249	5,971,365	2,491,652
Furniture & Fixtures	1-10	3,352,770	2,153,892	2,864,826	1,868,418
EDP – Companion	1-5	1,402,274	1,304,436	1,402,274	1,304,436
EDP – Other	1-10	2,934,423	1,804,074	2,678,969	1,498,506
Medical Equipment	5-10	6,598,053	4,007,706	5,857,624	3,867,742
Other Equipment	1-10	2,396,021	1,524,234	1,993,854	1,332,792
Autos	3-10	81,880	70,157	81,880	64,098
Totals		$23,502,193	$13,769,878	$21,329,542	$12,580,568

At September 30, 2007 and 2006, capitalized leased equipment included above amounted to approximately $397,000 and $499,000, net of accumulated amortization of $237,000 and $135,000, respectively.

Depreciation and amortization expense totaled $1,465,831, $1,253,694, and $1,019,481, for the years ended September 30, 2007, 2006, and 2005, respectively.

NOTE 7. ADVERTISING COSTS

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs were approximately $1,471,000, $1,364,000, and $1,068,000, respectively, for each of the three fiscal years ended September 30, 2007, 2006, and 2005, respectively.

NOTE 8. INCOME TAXES

The components of the provision (benefit) for income taxes for each of the three years ended September 30 are as follows:

	2007	2006	2005
Current:			
Federal	$ 111,429	$ 105,000	$ 100,000
State	67,380	229,000	—
	178,809	334,000	100,000
Deferred:			
Federal	768,595	1,470,137	(2,668,960)
State	—	—	—
	768,595	1,470,137	(2,668,960)
Total income tax provision (benefit)	$ 947,404	$1,804,137	$(2,568,960)

Deferred taxes result from temporary differences in the recognition of certain items of income and expense, and the changes in the valuation allowance attributable to deferred tax assets.

At September 30, 2007, 2006, and 2005, the Company's deferred tax assets (liabilities) are as follows:

	2007	2006	2005
Accounts receivable	$ 967,022	$ 1,387,923	$ 1,128,041
Other	158,983	349,775	85,509
Operating loss carry forwards	—	79,048	1,948,362
Fixed assets	(292,203)	(156,203)	(129,265)
Goodwill	(415,204)	(346,707)	(278,211)
Accruals	488,521	361,879	191,416
	$ 907,120	$ 1,675,715	3,145,852
Valuation allowance	$ —	$ —	$ —

The principal reasons for the differences between the consolidated income tax (benefit) expense and the amount computed by applying the statutory federal income tax rate of 35% to pre-tax income were as follows for the years ended September 30:

	2007	2006	2005
Tax at federal statutory rate	$837,347	$1,580,078	$1,760,583
Effect on rate of:			
Amortization of goodwill	—	—	215,403
Non deductible expenses	7,201	16,710	8,294
State income taxes & other	102,856	207,349	441,726
Change in valuation allowance	—	—	(4,994,966)
	$947,404	$1,804,137	$(2,568,960)

In determining that it was more likely than not that the recorded deferred tax asset would not be realized, management of the Company considered the following:

- Recent historical operating results.
- The budgets and forecasts that management and the Board of Directors had adopted for the next fiscal year.
- The ability to utilize NOL's prior to their expiration.
- The potential limitation of NOL utilization in the event of a change in ownership.
- The generation of future taxable income in excess of income reported on the consolidated financial statements.

During the year ended September 30, 2005, management determined that it was more likely than not that the recorded deferred tax asset was realizable. Therefore, a $4,500,000 adjustment was recorded to reduce the valuation allowance based upon the Company's current financial position and results of operations, and the forecast of the next twelve months.

NOTE 9. FINANCING ARRANGEMENTS

During 2006, the Company entered into an agreement with a financial institution providing for maximum borrowings of $500,000. During 2007, the Company increased its line of credit to $1,000,000. As of September 30, 2007, the Company had outstanding borrowings on the line of approximately $416,000. Pricing is prime rate (prime rate was 7.75% at September 30, 2007). Borrowings are collateralized by the Company's accounts receivable and the maturity date of this credit line is August 16, 2009.

Long-term debt consists of the following at September 30:

	2007	2006
Term note in the amount of $4,300,000 dated June 16, 2005, payable in monthly installments including interest at a rate of prime plus ½% (prime rate is 7.75% as of September 30, 2007) of $94,977 from July 2005 to June 2006 and $76,033 from July 2006 to June 2009, maturing June 16, 2009, collateralized by substantially all assets of the Company.	$ 2,373,634	$ 3,041,976
Note payable in the amount of $1,600,000 with monthly installments of $13,328 including interest at 8% through January 1, 2009 collateralized by accounts receivable from patients and leasehold interests and the guarantee of the P.A.	213,530	350,376
Note payable to a financial institution in the amount of $280,000, dated May 11, 2002, with monthly installments including interest at a rate of prime plus 1.5% (prime rate is 7.75% as of September 30, 2007) of $2,377 from May 2005 to June 2010, with a final payment of all remaining principal and accrued interest due in June 2010, collateralized by a mortgage on one of the Company's medical facilities with a net book value of approximately $405,000.	—	127,058
Subtotal	2,587,164	3,519,410
Capitalized lease obligation with monthly payments of $13,949 through December 2009.	324,733	453,285
	2,911,897	3,972,695
Less, current portion	(1,031,902)	(1,029,702)
Total Long-term Debt	$1,879,995	$ 2,942,993

Aggregate maturities of notes payable and capital leases are as follows:

Year ending September 30:	Notes Payable	Capital Leases	Total
2008	$ 890,842	$141,060	$1,031,902
2009	1,696,322	155,963	1,852,285
2010	—	27,710	27,710
2011	—	—	—
	$2,587,164	$324,733	$2,911,897

During fiscal year 2005, the Company borrowed $4,300,000 under a loan agreement with Branch Banking & Trust Company of South Carolina to refinance an existing term loan at more favorable terms and a lower interest rate in order the pay the balance in full for all pre-petition taxes due to the Internal Revenue Service and the South Carolina Department of Revenue. The agreement contains certain restrictive covenants which the Company was in compliance with at September 30, 2007.

NOTE 10. EMPLOYEE BENEFIT PLANS

The Company has an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions were approximately $948,000, $830,000, and $547,000, in fiscal years 2007, 2006, and 2005, respectively.

During June 1997, the Company's Board of Directors approved the UCI/Doctors Care Deferred Compensation Plan (the "Plan") for key employees of the Company with an effective date of June 1998. To be eligible for the Plan, key employees must have completed three years of full-time employment and hold a management or physician position that is required to obtain specific operational goals that benefit the Company as a whole. Under the Plan, key employees may defer a portion of their after tax earnings and the Company will match three times certain employee's contribution percentages. The Company's matching contributions were approximately $274,000, $233,000, and $185,000, in fiscal years 2007, 2006, and 2005, respectively. The Company establishes and maintains investment accounts to fund the Deferred Compensation Plan. The deferred compensation liability increases or decreases based on the amounts deferred plus or minus earnings or losses on the deemed investment selections of the participants less any payments to participants.

Pursuant to the Company's incentive stock option plan adopted in 1994, (the "1994 Plan"), "incentive stock options", within the meaning of Section 422 of the Internal Revenue Code, may be granted to employees of the Company. The 1994 Plan provides for the granting of options for the purchase of 750,000 shares at 100% of the fair market value of the stock at the date of grant (or for 10% or higher shareholders, at 110% of the fair market value of the stock at the date of grant). Options granted under the 1994 Plan vest at a rate of 33% in each of the three years following the grant. Vested options become exercisable one year after the date of grant and can be exercised within ten years of the date of grant, subject to earlier termination upon cessation of employment. At September 30, 2007, there were no stock options outstanding under the 1994 Plan.

During the fiscal year ended September 30, 1996, the Company adopted a Non-Employee Director Stock Option Plan (the "1996 Non-Employee Plan"). The 1996 Non-Employee Plan provides for the granting of options to two non-employee directors for the purchase of 10,000 shares of the Company's common stock at the fair market value as of the date of grant. Under this plan, 5,000 options were issued to Harold H. Adams, Jr. and 5,000 options were issued to Russell J. Froneberger. These options were exercisable during the period commencing on March 20, 1999 and ending on March 20, 2006. At September 30, 2006, stock options under the 1996 Non-Employee Plan had expired.

During the fiscal year ended September 30, 1997, the Company adopted a Non-Employee Director Stock Option Plan (the "1997 Non-Employee Plan"). The 1997 Non-Employee Plan provides for the granting of options to three non-employee directors for the purchase of 20,000 shares of the Company's common stock at the fair market value as of the date of grant. Under this plan, 5,000 options were issued to Thomas G. Faulds, Ashby Jordan, M.D., and Charles M. Potok. These options are exercisable during the period commencing on March 28, 2000 and ending on March 28, 2007. At September 30, 2007, all stock options were exercised under the 1997 Non-Employee Plan.

The Company established the 2007 Equity Incentive Plan (the "Plan"), effective as of March 7, 2007, to use Common Stock in UCI ("Common Stock") as a tool to encourage employees of UCI and its subsidiaries, its affiliates and its joint ventures to work together to increase the overall value of UCI Common Stock. The Company believes the Plan will serve the interests of UCI and its stockholders because it allows employees to have a greater personal financial interest in UCI through ownership of its Common Stock, the right to acquire its Common Stock, or other Plan Awards and Rights that are measured and paid based on UCI's performance. The types of equity Incentives under this Plan include:

(a) Incentive Stock Options;

(b) Nonqualified Stock Options;

(c) Stock Appreciation Rights;

(d) Restricted Stock Grants;

(e) Performance Shares;

(f) Share Awards; and

(g) Phantom Stock Awards.

At September 30, 2007, no equity incentives have been issued under this Plan.

NOTE 11. STOCKHOLDERS' EQUITY

The following table summarizes activity and weighted average fair value of options granted for the three previous fiscal years for the Company's four stock option plans.

Stock Options	1994 Plan	1996 Non-Employee Plan	1997 Non-Employee Plan
Outstanding and Exercisable at 09/30/04	326,650	5,000	10,000
Exercised	—	—	—
Forfeited	(101,000)	—	—
Outstanding and Exercisable at 09/30/05	225,650	5,000	10,000
Exercised	(85,825)	—	—
Forfeited	(53,000)	(5,000)	—
Outstanding and Exercisable at 09/30/06	86,825	—	10,000
Exercised	(77,825)	—	(10,000)
Forfeited	(9,000)	—	—
Outstanding and Exercisable at 09/30/07	—	—	—

The Company has not granted options under any plans during fiscal years 2007, 2006, and 2005, and there have been 87,825 shares exercised during 2007, 85,825 shares exercised during 2006 and no shares exercised during 2005.

The following table summarizes the weighted average exercise price of stock options exercisable at the end of each of the three previous fiscal years:

Weighted Average Exercise Price	1994 Plan	1996 Non-Employee Plan	1997 Non-Employee Plan
Outstanding at 09/30/04	$ 2.63	$ 3.50	$ 2.50
Exercisable at 09/30/04	$ 2.63	$ 3.50	$ 2.50
Granted FY 04/05	—	—	—
Exercised FY 04/05	—	—	—
Forfeited FY 04/05	—	—	—
Outstanding at 09/30/05	$ 2.63	$ 3.50	$ 2.50
Exercisable at 09/30/05	2.63	3.50	2.50
Granted FY 05/06	—	—	(2.50)
Exercised FY 05/06	—	—	—
Forfeited FY 05/06	—	(3.50)	—
Outstanding at 09/30/06	$ 2.63	—	$ 2.50
Exercisable at 09/30/06	2.63	—	2.50
Granted FY 06/07	—	—	—
Exercised FY 06/07	—	—	(2.50)
Forfeited FY 06/07	(2.63)	—	—
Outstanding at 09/30/07	$ —	$ —	$ —

All of the stock options had fully vested prior to October 1, 2000, and therefore, there was no compensatory effect for the three years ended September 30, 2007. The Company has historically calculated the fair value of stock options using the Black-Scholes option-pricing model.

NOTE 12. LEASE COMMITMENTS

UCI-SC leases office and medical center space under various operating lease agreements. Certain operating leases provide for escalation payments, exclusive of renewal options.

Future minimum lease payments under noncancellable operating leases with a remaining term in excess of one year as of September 30, 2007, are as follows:

	Operating Leases
Year ending September 30:	
2008	$ 3,937,631
2009	3,755,513
2010	3,584,774
2011	3,195,508
2012	2,625,352
Thereafter	21,879,263
Total minimum lease payments	$38,978,041

Total rental expense under operating leases for fiscal years 2007, 2006, and 2005 was approximately $3,699,000, $3,043,000, and $2,700,000, respectively.

NOTE 13. RELATED PARTY TRANSACTIONS

Relationship between UCI-SC and the P.A.

Pursuant to agreements between UCI-SC and the P.A., UCI-SC provides non-medical management services and personnel, facilities, equipment and other assets to the medical centers. UCI-SC guarantees the compensation of the physicians employed by the P.A. The agreements also allow UCI-SC to negotiate contracts with HMOs and other organizations for the provision of medical services by the P.A. physicians. Under the terms of the agreement, the P.A. assigns all revenue generated from providing medical services to UCI-SC after paying physician salaries and the cost of narcotic drugs held by the P.A. The P.A. is owned by D. Michael Stout, M.D., who is also the Chief Executive Officer for UCI and UCI-SC.

Relationship between the Company and Blue Cross Blue Shield of South Carolina

Blue Cross Blue Shield of South Carolina (BCBS) owns 100% of BlueChoice HealthPlan ("BCHP"), Companion Property & Casualty Insurance Company ("CP&C") and Companion Technologies, Inc. ("CT"). At September 30, 2007, BCHP owned 6,107,838 shares of the Company's outstanding common stock and CP&C owned 618,181 shares of the Company's outstanding common stock, which combine to approximately 68% of the Company's outstanding common stock.

Facility Leases

One medical facility operated by UCI-SC is leased from a physician employee of the P.A. Total lease payments made by UCI-SC under this lease during the Company's fiscal years ended September 30, 2007, 2006, and 2005, were approximately $61,000 for each year.

Other Transactions with Related Parties

At September 30, 2007, BCBS and its subsidiaries control 6,726,019 shares, or approximately 68% of the Company's outstanding common stock. The shares acquired by BlueChoice HealthPlan ("BCHP") and Companion Property & Casualty Insurance Company ("CP&C") from the Company were purchased pursuant to stock purchase agreements and were not registered. BCHP and CP&C have the right to require registration of the stock under certain circumstances as described in the agreement. BCBS and its subsidiaries have the option to purchase as many shares as may be necessary for BCBS to obtain ownership of 48% of the outstanding common stock of the Company in the event that the Company issues additional stock to other parties (excluding shares issued to employees or directors of the Company).

The Company enters into capital lease obligations with CT to purchase computer equipment, software, and billing and accounts receivable upgrades. The total of all lease obligations to CT recorded at September 30, 2007 is $324,733.

During the Company's fiscal year ended September 30, 1994, UCI-SC entered into an agreement with CP&C pursuant to which UCI-SC, through the P.A., acts as the primary care provider for injured workers of firms carrying worker's compensation insurance through CP&C.

UCI-SC, through the P.A., provides services to members of a health maintenance organization ("HMO") operated by BlueChoice HealthPlan ("BCHP") who have selected the P.A. as their primary care provider.

During fiscal years 2007, 2006, and 2005, the Company paid BCBS and its subsidiaries approximately $44,000, $28,000, and $15,000, respectively, in interest.

Revenues generated from billings to BCBS and its subsidiaries totaled approximately 39%, 38%, and 40%, of the Company's total revenues for fiscal years 2007, 2006, and 2005, respectively.

NOTE 14. CONCENTRATION OF CREDIT RISK

In the normal course of providing health care services, the Company may extend credit to patients without requiring collateral. Each individual's ability to pay balances due the Company is assessed and reserves are established to provide for management's estimate of uncollectible balances. Approximately 12% of the Company's year end accounts receivable balance is due from Blue Cross Blue Shield of South Carolina. No other single payor represents more than 5% of the year end balance.

Future revenues of the Company are largely dependent on third-party payors and private insurance companies, especially in instances where the Company accepts assignment.

NOTE 15. COMMITMENTS AND CONTINGENCIES

The Company is insured for professional and general liability on a claims-made basis, with additional tail coverage being obtained when necessary.

The Company provides health benefits to its employees under a self-insured health plan. Claims are paid by the Company up to an individual and aggregate amount limit of $60,000 and $1,170,912. Claims in excess of these limits are covered by a third-party insurance contract. Health benefit claims of approximately $1,485,000, $1,361,000, and $1,230,000, respectively, for each of the three fiscal years ended September 30, 2007, are included in these financial statements. The Company has accrued estimated incurred but not reported health claims of approximately $269,000 and $201,000 as of September 30, 2007 and September 30, 2006, respectively.

In the ordinary course of conducting its business, the Company becomes involved in litigation, claims, and administrative proceedings. Certain litigation, claims, and proceedings were pending at September 30, 2007, and management intends to vigorously defend the Company in such matters.

The health care industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government health care program participation requirements, reimbursement for patient services and Medicare and Medicaid fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers.

Violations of these laws and regulations could result in expulsion from government health care programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Management believes that the Company is in compliance with fraud and abuse laws and regulations as well as other applicable government laws and regulations; however, the possibility for future governmental review and interpretation exists.

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Cash Flow Information

The Company made interest payments of approximately $538,000, $492,000, and $549,000, in the years ended September 30, 2007, 2006, and 2005, respectively. The Company paid approximately $1,000,000 and $455,000 of income tax payments in the years ended September 30, 2007 and 2006, respectively.

NOTE 17. QUARTERLY FINANCIAL DATA (unaudited)

The quarterly data below is based on the Company's fiscal periods.

	Fiscal Year Ended September 30, 2007			
	12/31/2006	03/31/2007	06/30/2007	09/30/2007
Revenues	$17,043,000	$19,372,000	$17,557,000	$17,885,000
Operating Costs	12,800,000	14,311,000	13,353,000	15,622,000
Operating Margin	4,243,000	5,060,000	4,204,000	2,262,000
Net Income (Loss) after Provision for Income Taxes	844,000	1,009,000	480,000	(888,000)
Basic Earnings per Common Share	.09	.10	.05	(.09)
Diluted Earnings per Common Share	.09	.10	.05	(.09)

	Fiscal Year Ended September 30, 2006			
	12/31/2005	03/31/2006	06/30/2006	09/30/2006
Revenues	$14,632,000	$16,971,000	$15,637,000	$16,432,000
Operating Costs	11,010,000	12,500,000	11,657,000	13,008,000
Operating Margin	3,622,000	4,471,000	3,980,000	3,424,000
Net Income after Provision for Income Taxes	796,000	1,007,000	748,000	159,000
Basic Earnings per Common Share	.08	.10	.08	.02
Diluted Earnings per Common Share	.08	.10	.08	.02

NOTE 18. SUBSEQUENT EVENTS

On November 1, 2007, Doctors Care opened a new location in Myrtle Beach, South Carolina.

UCI MEDICAL AFFILIATES, INC.
EXHIBIT INDEX

Exhibit Number	Description
2.1	Order of Confirmation of UCI Medical Affiliates, Inc. ("UCI") Dated August 7, 2002 (Incorporated by reference to Exhibit 2.1 on the Form 8-K filed August 16, 2002)
2.2	Order of Confirmation of UCI Medical Affiliates of South Carolina Dated August 5, 2002 (Incorporated by reference to Exhibit 2.2 on the Form 8-K filed August 16, 2002)
2.3	Order of Confirmation of UCI Medical Affiliates of Georgia, Inc. Dated August 7, 2002 (Incorporated by reference to Exhibit 2.3 on the Form 8-K filed August 16, 2002)
2.4	Order of Confirmation of Doctors Care, P.A. Dated August 8, 2002 (Incorporated by reference to Exhibit 2.4 on the Form 8-K filed August 16, 2002)
2.5	Order of Confirmation of Doctors Care of Tennessee, P.C. Dated August 6, 2002 (Incorporated by reference to Exhibit 2.5 on the Form 8-K filed August 16, 2002)
2.6	Order of Confirmation of Doctors Care of Georgia, P.C. Dated August 7, 2002 (Incorporated by reference to Exhibit 2.6 on the Form 8-K filed August 16, 2002)
2.7	Plan of Reorganization for UCI (Incorporated by reference to Exhibit 2.7 on the Form 8-K filed August 16, 2002)
2.8	Plan of Reorganization for UCI Medical Affiliates of South Carolina, Inc. (Incorporated by reference to Exhibit 2.8 on the Form 8-K filed August 16, 2002)
2.9	Plan of Reorganization of UCI Medical Affiliates of Georgia, Inc. (Incorporated by reference to Exhibit 2.9 on the Form 8-K filed August 16, 2002)
2.10	Plan of Reorganization of Doctors Care, P.A. (Incorporated by reference to Exhibit 2.10 on the Form 8-K filed August 16, 2002)
2.11	Plan of Reorganization of Doctors Care of Tennessee, P.C. (Incorporated by reference to Exhibit 2.11 on the Form 8-K filed August 16, 2002)
2.12	Plan of Reorganization for Doctors Care of Georgia, P.C. (Incorporated by reference to Exhibit 2.12 on the Form 8-K filed August 16, 2002)
2.13	Joint Disclosure Statement Filed as of May 3, 2002 (Incorporated by reference to Exhibit 2.13 on the Form 8-K filed August 16, 2002)
2.14	Addendum to Joint Disclosure Statement and Plans of Reorganization Filed as of June 14, 2002 (Incorporated by reference to Exhibit 2.14 on the Form 8-K filed August 16, 2002)
2.15	Second Addendum to Plans of Reorganization Filed as of July 29, 2002 (Incorporated by reference to Exhibit 2.15 on the Form 8-K filed August 16, 2002)
3.1	Amended and Restated Certificate of Incorporation of UCI filed with the Delaware Secretary of State as of July 27, 1994 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
3.2	Amended and Restated Bylaws of UCI dated as of November 23, 1993 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
3.3	Amendment to Amended and Restated Bylaws of UCI dated as of August 21, 1996 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
3.4	Amendment to Amended and Restated Bylaws of UCI dated as of August 15, 2002 (Incorporated by reference to Exhibit 3.4 on the Form 8-K filed as of October 28, 2002)
3.5	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State as of February 24, 1999 (Exhibit 3.5 on the Form 10-K filed for fiscal year 2002)
4.1	The rights of security holders of the registrant are set forth in the registrant's Certificate of Incorporation and Bylaws, as amended, included as Exhibits 3. 1 through 3. 5
10.5	Lease and License Agreement dated March 30, 1994 between Doctors Care, P.A. and Blue Cross Blue Shield of South Carolina (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)

10.6	Note Payable dated February 28, 1995 between UCI-SC as payor, and Companion Property and Casualty Insurance Company, as payee (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.7	Revolving Line of Credit dated November 11, 1996 between Carolina First Bank and UCI (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.8*	Stock Option Agreement dated March 20, 1996 between UCI and Harold H. Adams, Jr. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.9*	Stock Option Agreement dated March 20, 1996 between UCI and Russell J. Froneberger (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.11*	Stock Option Agreement dated March 27, 1997, between UCI and Thomas G. Faulds (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.12*	Stock Option Agreement dated March 27, 1997 between UCI and Ashby Jordan, M.D. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.13*	Stock Option Agreement dated March 27, 1997 between UCI and Charles M. Potok (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.17	Administrative Services Agreement dated April 24, 1998 by and between Doctors Care of Georgia, P.C. and UCI Medical Affiliates of Georgia, Inc. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.18	Administrative Services Agreement dated April 24, 1998 by and between Doctors Care of Tennessee, P.C. and UCI Medical Affiliates of Georgia, Inc. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.19	Administrative Services Agreement dated August 11, 1998 between UCI Medical Affiliates of South Carolina, Inc. and Doctors Care, P.A. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.21	Stock Purchase Option and Restriction Agreement dated September 1, 1998 by and among D. Michael Stout, M.D.; UCI Medical Affiliates of Georgia, Inc. and Doctors Care of Georgia, P.C. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.22	Stock Purchase Option and Restriction Agreement dated July 15, 1998 by and among D. Michael Stout, M.D.; UCI Medical Affiliates of Georgia, Inc.; and Doctors Care of Georgia, P.C. (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
10.31	Stock Purchase Option and Restriction Agreement dated as of October 31, 2002 by and among D. Michael Stout, M.D.; UCI Medical Affiliates of South Carolina, Inc.; and Doctors Care, P.A. (Incorporated by reference to Exhibit 10.31 filed on Form 10-K for fiscal year 2002)
10.32*#	UCI Medical Affiliates, Inc. 2007 Equity Incentive Plan
10.33*#	The Executive Nonqualified Excess Plan
10.34*#	The Executive Nonqualified Excess Plan Adoption Agreement
14	Code of Ethics dated as of November 25, 2003 (Incorporated by reference to the exhibit of same number on the Form 10-K filed for fiscal year 2003)
21#	Subsidiaries of the Registrant
23#	Consent of Independent Auditors
31.1#	Rule 13a-14(a)/15d-14(a) Certification of D. Michael Stout, M.D.
31.2#	Rule 13a-14(a)/15d-14(a) Certification of Jerry F. Wells, Jr., CPA
32#	Section 1350 Certification
99#	Press Release dated December 26, 2007.

#Filed herewith

* Denotes a management contract or compensatory plan or arrangement.

CORPORATE HEADQUARTERS

UCI Medical Affiliates, Inc.
4416 Forest Drive, 2nd Floor
Columbia, SC 29206
Tel: 803.782.4278

INVESTOR RELATIONS

Jerry F. Wells, Jr., CPA
Executive Vice President,
Chief Financial Officer, and Secretary
UCI Medical Affiliates, Inc.
4416 Forest Drive, 2nd Floor
Columbia, SC 29206
www.UCImedinc.com

ANNUAL MEETING

The annual meeting of stockholders will be held at The Palmetto Club, 1231 Sumter Street, Columbia, South Carolina, on Tuesday, March 18, 2008, beginning at 10:00 a.m. eastern time.

TRANSFER AGENT AND REGISTRAR

Address stockholder inquiries to:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Tel: 800.937.5449

STOCK LISTING

Trading in UCI's common stock is currently conducted in the over-the-counter market under the ticker symbol UCIA.

INDEPENDENT AUDITORS

Scott McElveen LLP
1441 Main Street, Suite 800
Columbia, SC 29202
Tel: 803.256.6021

CORPORATE DIRECTORY

Board of Directors

Charles M. Potok (Chairman) [1+]
President,
Companion Property and Casualty Company
A South Carolina commercial insurance company

Harold H. Adams, Jr. [2+ 3]
Area President,
Adams and Associates International – Arthur J. Gallagher
Risk Management Services
A missionary insurance services provider

Joseph A. Boyle, CPA [2 3+]
Chairman, President and Chief Executive Officer,
Affinity Technology Group, Inc.
A public company involved in technological innovation

Ann T. Burnett
Vice President – Health Network Services,
BlueChoice HealthPlan of South Carolina, Inc.
A Health Maintenance Organization (HMO)

Jean E. Duke, CPA [2 3]
Chief Financial Officer,
Strategic Resource Company, an Aetna Company
An employee benefits administrator

Thomas G. Faulds
Retired, former President and Chief Operating Officer,
Blue Cross Blue Shield Division of
Blue Cross and Blue Shield of South Carolina
A South Carolina mutual insurance company

John M. Little, Jr., M.D. [1]
Vice President – Healthcare Services and
Chief Medical Officer,
Blue Cross and Blue Shield of South Carolina
A South Carolina mutual insurance company

Timothy L. Vaughn, CPA [1]
Chief Financial Officer and
Vice President of Underwriting
BlueChoice HealthPlan of South Carolina, Inc.
A Health Maintenance Organization (HMO)

Corporate Officers

D. Michael Stout, M.D.
President and Chief Executive Officer
UCI Medical Affiliates, Inc.

Jerry F. Wells, Jr., CPA
Executive Vice President,
Chief Financial Officer, and Secretary
UCI Medical Affiliates, Inc.

1 *Member of the Compensation Committee*
2 *Member of the Nominating Committee*
3 *Member of the Audit Committee*
\+ *Committee Chairman*

END